GLOBAL corporate compliance

[redacted]

08001470

SEC
Mail Processing
Section

MAR 18 2008

Washington, DC
101

March 11, 2008

Securities & Exchange Commission
450 Fifth Street N. W.
Washington, DC
USA 20549

Attention: Office of International Corporate Finance

Dear Sirs:

SUPPL

Re: Perfect Fry Corporation
File No. 82-1609

Please accept for filing the following documents that include information required to be made public:

1. News Release Dated February 25, 2008
2. Notice of the Meeting And Record Date
3. Officer's Certificate
4. Audited Financial Statements for the period ended October 31, 2007
5. Management Discussion and Analysis for the period ended October 31, 2007
6. CEO Certification for the period ending October 31, 2007
7. CFO Certification for the period ending October 31, 2007
8. Material Change Report dated February 20, 2008
9. Material Document (Asset Purchase and Sale Agreement) dated February 20, 2008

PROCESSED
MAR 28 2008
THOMSON
FINANCIAL

Yours truly,

GLOBAL CORPORATE COMPLIANCE

per B Davis
Suzanne Ferguson
Junior Associate

dlw 3/27

Global Corporate Compliance Inc. 850, 505 3rd Street SW Calgary AB T2P 3E6
Tel: 403.216.8450 **Fax:** 403.216.8459 **web:** www.globalcci.com **email:** info@globalcci.com

February 25, 2008

Perfect Fry acquires "Freshpop" Hot Air Popcorn Machine Business

Perfect Fry Corporation (TSXV - PNM) is pleased to announce that it has entered the business of the design, manufacture and sale of hot air popcorn machines by acquiring the assets of a private Calgary-based company comprising the "Freshpop" trademarks and intellectual properties as well as all other business assets. The "Freshpop" line of hot air popcorn machines includes a coin operated hot air popcorn vending machine and an automated theatre/concession style hot air popcorn machine. For the past 15 years, the Freshpop product lines have been sold in over 30 countries world wide. The Freshpop brand has the unique distinction for marketing a healthy alternative snack food through vending opportunities considering the desire to eliminate the "un-healthy" snack foods from the current school systems and general public places. You can view the complete product line at www.freshpop.com

Perfect Fry has paid $245,000 ($125,000 in cash and $120,000 in shares (600,000 at $0.20 per share)) as consideration for the business assets, and in addition has agreed (i) to pay up to an additional $175,000 ($100,000 in 2009 and $75,000 in 2010) contingent on sales (subject to margin requirements) of hot air popcorn machines reaching $1,000,000 in each of Perfect Fry's 2009 and 2010 fiscal year ends, and (ii) to issue an additional 600,000 common shares in the event a new model hot air popcorn machine is successfully designed by November 1, 2008. It is also contemplated that two of the principals of the business will join Perfect Fry in order to assist with the design of the new popcorn machine models and exploit sales of the new machines through their existing distribution networks around the world.

Perfect Fry intends to consolidate the design, assembly and sales of the hot air popcorn machines at its manufacturing facility in Calgary, Alberta where it currently designs, manufactures and sells deep fryers for the food equipment industry.

Gary Calderwood, President and CEO of Perfect Fry considers the acquisition to be strategic and timely. He says,

"As governments move to improve the health of the population, and youth in particular, we see an opportunity to provide a healthy alternative to existing snacks. Air popped corn has been recommended by the vast majority of health advocacy groups as an ideal substitute for high fat and high sugar snacks. Schools are looking for healthy alternatives to replace lost revenues as many of the traditional snack foods are removed. Freshpop has 15 years experience in delivering hot air popcorn to schools and other markets. At Perfect Fry, we have developed award winning new products at and with our distributor network and existing infrastructure, we have a very good fit with Freshpop. The timing could not be better and we look forward to introducing a number of new products in the near future."

Founded in 1985, Perfect Fry manufactures and markets state-of-the-art, counter-top deep fryers, accessories and other peripherals. Markets are now world-wide, encompassing and targeting that part of the fast-food retail industry that specializes in popular, tasty deep-fried foods at snack bars, food kiosks, sports and recreation outlets, concession stands and convenience stores.

For further information please contact:
Gary Calderwood
CEO & President
Phone: (403)255-7712
E-Mail: invest@perfectfry.com
Web:www.perfectfry.com

Certain information regarding the transaction outlined above may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results or estimates to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and

uncertainties include, but are not restricted to, the ability of Perfect Fry to successfully integrate and realize the financial benefits of acquisitions and whether strategic initiatives will yield the expected results. These uncertainties may cause actual results to differ from information contained herein. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and expressly qualified in their entirety by this notice. Except as required by law, Perfect Fry assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

EQUITY
TRANSFER & TRUST COMPANY

Farzana Sheikh
Manager, Client Services
Telephone: 403.265.0208 ext.422
fsheikh@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

February 26, 2008

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: Perfect Fry Corporation
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Date was sent to The Canadian Depository for Securities.

We advise the following with respect to the *Annual General* Meeting of Shareholders for the subject company.

1.	ISIN: CUSIP:	CA71369E1051 71369E105
2.	Date Fixed for the Meeting:	April 16, 2008
3.	Record Date For Notice:	March 12, 2008
4.	Record Date For Voting:	March 12, 2008
5.	Beneficial Ownership Determination Date:	March 12, 2008
6.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	Common Shares
7.	Classes of Series of Securities that entitle the holder to vote at the meeting:	Common Shares
8.	Business to be conducted at the meeting:	Annual General

Yours Truly,

EQUITY TRANSFER & TRUST COMPANY

Per

PERFECT FRY CORPORATION

OFFICER'S CERTIFICATE

This certificate is given in connection with the annual general meeting (the "**Meeting**") of the shareholders of Perfect Fry Corporation (the "**Corporation**") to be held on April 18, 2008.

I, Gary Calderwood, President and Chief Executive Officer of the Corporation, hereby certify in my capacity as President and Chief Executive Officer of the Corporation, for and on behalf of the Corporation and not in my personal capacity and without personal liability, as set forth below:

1. The Corporation has arranged to have proxy-related materials for the Meeting sent in compliance with National Instrument 54-101- *Communication with Beneficial Owners of Securities of a Reporting Issuer* ("**NI 54-101**") to all beneficial owners at least 21 days before April 18, 2008.

2. The Corporation has arranged to have carried out all of the requirements of NI 54-101 in addition to those described above.

3. The Corporation is relying on section 2.20 of NI 54-101 to abridge the time for the Meeting.

Dated at Calgary, Alberta this 25 day of February, 2008.

Gary Calderwood
President and Chief Executive Officer

3009422_1

MANAGEMENT DISCUSSION & ANALYSIS

1 Date

February 19, 2008

2 Overall Performance

	2007	2006	2005	2004	2003
Current Assets	$2,021,408	$2,041,181	$1,680,834	$1,609,728	$1,573,787
Long Term Receivable	0	0	0	0	18,521
Property Plant & Equip	1,309,184	1,326,232	1,384,994	1,415,206	1,307,917
Patents & Processes	1,253,486	1,311,758	1,217,282	977,104	803,558
Total Assets	4,584,078	4,679,171	4,283,110	4,002,038	3,703,783
Current Liabilities	511,398	505,595	348,898	297,321	327,855
Long Term Liabilities	656,225	684,834	709,426	740,666	765,823
Shareholder Equity	3,416,455	3,488,742	3,224,786	2,964,051	2,610,105
Total Liabilities & Equity	4,584,078	4,679,171	4,283,110	4,002,038	3,703,783

Founded in 1985, Perfect Fry manufactures and markets state-of-the-art counter-top commercial deep-fryers and merchandisers for the food equipment industry. Perfect Fry's markets now extend around the world and across the fast-food spectrum, specializing in popular, tasty, deep-fried foods at snack bars, food kiosks, sport and recreation facilities, concession stands and convenience stores.

Our primary product, the Perfect Fryer, is highly efficient, odorless, compact and requires no external ventilation systems. The fryer incorporates built-in odorless air filtration and Underwriters Laboratories (UL) listed fire prevention systems, both of which were designed and built by Perfect Fry. These systems lead the industry in effectiveness and quality.

The food equipment industry ventilation regulations have not changed significantly since 1996. The industry is moving towards new and upgraded electronic and communication technologies; we are aware of these protocols and have implemented design changes for the long term future. Perfect Fry has designed and controlled its own electronic advancements, enabling us to quickly meet the industry's ongoing requirements for improved technology.



The Company's investment in ongoing enhancements continues to generate improvements that advance Perfect Fry's reputation for leadership, product quality and product variety. The Company invested $30,213 to enhance the safety and worldwide acceptance of its products in 2007 which has been expensed rather than capitalized. The company had expended $124,803 in 2006 in Deferred Product Development Costs relating to our ongoing research and development activities. These investments have upgraded our electronics to reduce the use of certain hazardous substances (ROHS) regulations to meet European requirements, developed further safety systems in the motion of basket and drawer movements, redesign fan operation for continuous air quality, designed automatic cook time algorithm for consistent results, as well as many other enhancements.

MANAGEMENT DISCUSSION & ANALYSIS (CONTD.)

The new PFA **RapidFry™** is a direct result of the past six years of research and development activities. This unit was introduced at the National Restaurant Association of the USA (NRA) Show in May 2005. The PFA **RapidFry™** is the first odorless, ventless and automated counter-top deep frying system with robotic entry and delivery of food product. This fully-enclosed deep frying system is capable of producing up to 100 pounds of fries per hour requiring only 17 linear inches of counter-space. The PFA **RapidFry™** boasts up to 7200 watts of power, the most of any countertop ventless single basket deep fryer, while its fully-automated, front-loading, front-dispensing design makes it the most compact deep fryer of its kind.


PERFECT FRY COMPANY

The PFA **RapidFry™** design is based on a patented design which Perfect Fry introduced back in the early 1990's. The PFA **RapidFry™** contains more oil for better hold temperatures, more power to recover oil temperature, significant advancements in electronic capabilities and options for easier and more effective use of the equipment. The PFA **RapidFry™** provides all of these advantages along with many of the signature features of the PFC line including odorless technology, built-in fire suppression and advanced electronics.

In recognition of Perfect Fry's commitment to innovation and superior development activities, the Company was proud to receive the Kitchen Innovation Award for 2006 presented by the NRA. This award is judged by a panel of industry leaders who, without compensation, lend authenticity and depth to the value of the award.

The creation of the new PFA **RapidFry™** was made possible by the upgraded fire suppression system developed previously, another tangible result of the Company's development activities. This fire suppression system is UL registered, giving the system unquestioned acceptance in all North American jurisdictions and increased credibility in international markets. All Perfect Fry equipment carry the CE (European Certification) and NSF (National Sanitation Foundation) listing marks which enhance worldwide sales effectiveness.

While these investments are long-term we believe they are essential to enhancing the intrinsic value of the Company. In addition to innovations in current products, we continue to develop new and complementary products and accessories to further diversify and grow our markets and increase revenue.



Perfect Fry continues to operate with measured stability, building a strong foundation by steadily investing in all aspects of the company, including physical plant infrastructure, research and development, expanding product lines, international markets and internal processes and technology. Perfect Fry operates as a single reportable operating segment, as these terms are used in the CICA handbook and Perfect Fry has not discontinued any part of its ongoing operations.

MANAGEMENT DISCUSSION & ANALYSIS (CONTD.)

The pictures below represent the first container shipment in the company's history which went to an international distributor. This shipment took place in the first quarter of 2007 and adds a significant part to the emerging image of the Company; that being a company on the move developing an international presence with an amazing product line from a group of people who are committed to long term success.





The Company pursued a plan to purchase another company in the same industry during the last few months of 2007. Subsequent to the year end the company signed a memorandum of understanding to proceed with the purchase of the assets of a Calgary based manufacturer of hot air popcorn equipment. Please see the subsequent event described below.

3 Selected Annual Information

	2007	2006	2005	2004	2003
Revenue USA	$2,418,723	$2,779,890	$2,565,744	$2,248,646	$2,270,466
Revenue Canada	719,099	829,744	830,809	707,654	535,033
Revenue International	629,549	598,025	401,550	434,454	797,325
Other Income	47,636	51,240	53,114	50,144	90,354
Total Revenue	3,815,007	4,258,899	3,851,217	3,440,898	3,693,178
Net Earnings (Loss)	(44,586)	280,283	341,775	353,946	324,318
Per Share	.00	.03	.04	.04	.03
Total Assets	4,584,078	4,679,171	4,283,110	4,002,038	3,703,783
Long Term Liabilities	656,225	684,834	709,426	740,666	765,823

The financial data in this MD&A has been prepared in accordance with Canadian Generally Accepted Accounting Principles and are presented in Canadian dollars.

MANAGEMENT DISCUSSION & ANALYSIS (CONTD.)

4 Results of Operations

Perfect Fry has recorded annual sales of $3,815,007. Compared to 2006, USA and Canadian sales have decreased while international sales have increased. This year the company experienced the US Dollar average exchange rate of 1.098 down from the 2006 yearly average of 1.135. The USA/Canadian exchange rate continues to decline significantly affecting the revenue and net earnings of the company.

The increase in cost of inputs including steel and labor along with the lower exchange rate have had a continual negative effect on revenue over cost of goods in the past few years. After reviewing our pricing and discount strategy last year we increased our retail and wholesale pricing by 6% in September, 2006. The full effect of this increase along with the change in exchange rate had resulted in gaining 1% in revenue over cost of goods in 2007 compared to 2006. The rising Canadian dollar and the continued increase in the cost of steel is encouraging the company to find efficiencies and continue to look elsewhere to find lower cost of inputs. Subsequent to year end the company increased the pricing of Heated Merchandiser, the PFC model fryer and the PFA model fryer by 8% effective January 15, 2008.

Perfect Fry continues to use tax pools carried forward from previous years and is therefore not in a tax payable situation.


File View Chart Type Time Scale & Period Drawing Indicators Help
Updated: 01:38:40 PM
USD/CAD(1 day 3 yr.)
1.3000
1.2500
1.2000
1.1500
1.1000
1.0500
0.9992
0.9500
Year 2005 Exchange 1.218
Year 2006 Exchange 1.135
Year 2007 Exchange 1.098
05/02
08/01
11/01
02/01
2006
05/01
08/01
11/01
02/01
2007
05/01
08/01
11/01
02/01
2008

The above chart shows the decline in the actual average exchange rates experienced by Perfect Fry over the past 3 years. For every dollar the company sells in USD it has received $1.098 in CDN dollars in 2007 down from $1.135 in 2006 and $1.218 in 2005. The company sold about 2.2 million USD in 2007, the reduced CDN exchange has reduced overall income by $264,000 compared to the same sales in 2005.

MANAGEMENT DISCUSSION & ANALYSIS (CONTD.)

PFA model sales represent 57% of fryer sales in 2007 up from 54% in 2006 and 14% in 2005. The company originally expected and planned for a gradual increase in sales. The large increase in sales from 14% to 54% that the company experienced created a supply problem from our steel producer in the spring of 2006. The increase also affected our cash flow significantly, resulting in a record high bank indebtedness of $500,529 as reported January 31, 2007. These factors put a high level of stress on the production facilities and resulted in a number of months where the product was back ordered. The company had compensated for this position by investing in a larger inventory level than normal during 2006 and early 2007 with a high reported in the first quarter at $1,417,015. The inventory has reduced to $1,257,937 at year end, but the level of inventory is still higher than desired and the company is looking forward to further reducing this level. The company has increased storage space with the installation of a tent type structure in order to accommodate future development. The company believes that we can take advantage of purchases from overseas suppliers by using the new tent type structure to store bulk purchased items, thereby reducing overall costs of sales. As of February 19, 2008, the inventory level had fallen to levels just over 1 million dollars.

Selling costs, including advertising and promotional efforts have decreased significantly during the year as we refine the efforts in which the company is investing. The company is limiting travel, especially international travel, as much as possible in light of the Canadian dollar and the cost of inputs. Travel in North America has continued on a similar pace with 2006 as the company is moving to invest in efforts to achieve success in sales to larger chain accounts. However, moneys spent on promotion, meals and entertainment and trade shows has reduced during 2007.

General and administrative costs in 2007 are also relatively unchanged from the 2006, as the company continues its efforts to keep overhead costs in line in a very changing economic environment. Warranty costs remain acceptable at 0.91% of equipment and parts sales during the year, compared with 0.81% in 2006. Our design and quality control efforts continue to show positive long term results. Salaries and other items of remuneration to employees is virtually unchanged. Photocopier charges are up as a result of printing in house. Property and business taxes are up from $22,893 in 2006 to $30,010 in 2007. Professional fees and interest on the line of credit are both up from last year.

Perfect Fry is experiencing significantly lower net cost of occupancy compared to prior years, due entirely to the new building. The occupancy costs and interest on the mortgage net of rental revenue declined from $76,737 in 2001 to $37,521 in 2007 or $3,126 per month.



The Company experienced bad debts of $12,135 in 2007 compare to $894 last year. The company works hard to evaluate each distributor with credit checks and personal visits to authenticate each one before granting credit. However, through circumstances beyond our control, the effect of 2 distributors going bankrupt took effect this past year. The company has adjusted it's credit policies during the year to grant discounts and other privileges to only those distributors who keep their accounts in good standing.

During the year the company decided to write off $31,758 from Deferred Product Development Costs due to the nature of the project and the potential of not bringing the product to market for the next couple of years.

MANAGEMENT DISCUSSION & ANALYSIS (CONTD.)

The Perfect Fry Corporation Board of Directors concluded a normal course issuer bid (NCIB), which commenced January 1, 2006 and expired December 31, 2006. During this NCIB the Company purchased for cancellation 159,500 shares at an average price of $0.276. The past two NCIB's have totaled 479,000 shares purchased. This program allows the Company to purchase common shares in the normal course when the Company estimates that the common shares are undervalued by the Market. The shares purchased are made through the facilities of the TSX Venture Exchange in accordance with its policy on normal course issuer bids.

5 Quarterly Results

($ in 000's – except per share amounts)

	2007				2006				2005			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total Revenue	1024	826	1084	881	1052	1165	1030	1012	1094	1068	1084	605
Net Earnings (Loss)	(92)	(43)	47	42	93	91	33	63	120	171	106	(56)
Per Share	(.01)	0	.01	0	.01	.01	0	.01	.01	.02	.01	0

Our overall sales strategy continues to focus on specialty distributors in the food equipment industry. This allows Perfect Fry to develop long term quality relationships.

Exchange rate fluctuation is an ongoing concern for the Company as a significant portion of revenue is earned in US dollars. Perfect Fry will continue to sell in US dollars to maintain strong distributor relationships. Perfect Fry has alleviated all cross-border stress for our distributors by removing barriers such as customs reporting, freight concerns and currency transactions. The Company believes strongly that the administrative cost of removing these barriers has enhanced the attractiveness of Perfect Fry line of equipment to our distributors. With this strategy in mind we are limited to fluctuations in our US dollar selling price.

During the last 2 quarters, the company has continued to experience a lower percentage of revenue over cost of goods. This result is due to the exchange rate fluctuations and cost of inputs as explained above. The company has responded with a price increase of 8% on all equipment sold in USD, which has taken effect in January of 2008.

MANAGEMENT DISCUSSION & ANALYSIS (CONTD.)

6 Liquidity

	Payments Due by Period						
Contractual Obligations	Total	Current Portion	2nd Year	3rd Year	4th Year	5th Year	After 5 Years
Long Term Debt	$684,762	$28,537	$30,243	$32,050	$33,966	$35,996	$523,970
Operating Lease	11,908	5,496	5,496	916			

The Company is able to supply cash requirements for future needs on a regular basis from operations. Our production schedule continues to gain efficiencies through all periods of the year and inventory levels fluctuate as a normal course of business.

Fluctuations in liquidity occur throughout the year as sales in the summer and winter months are generally lower than the spring and fall. Assuming growth in sales, working capital fluctuations would be provided by operating loans of up to $1,000,000 from bank financing. During normal company operations, working capital deficiencies have been offset by bank financing. Bank indebtedness at October 31, 2007 was $173,104 down from January 31, 2007 of $500,529. The company experienced a positive cash position in early February of 2008.

The net working capital, defined as current assets less current liabilities, decreased by $25,575 to $1,510,010 (October 31, 2007) from $1,535,586 (October 31, 2006). Investing activities in deferred product development will decline during the coming year. Financing activities of common share acquisitions will only occur on a discretionary basis provided we are in a positive cash position. There are no restrictions in the movement of financial resources between the parent company and its subsidiaries. The Company is not in default and is not in arrears with any accounts, nor does it have any large purchase obligations either outstanding or planned.
The working capital of the company is sufficient to proceed with the purchase of assets of a Calgary based manufacturing company of hot air popcorn equipment.



7 Capital Resources

The company has added on a commercial shelter for cold storage in the last year.

Perfect Fry Corporation intends to go ahead with the purchase of assets of a Calgary based manufacturing company of hot air popcorn equipment as described in the subsequent event below.

The Company uses ongoing cash flows to support research and development activities. There are currently no long term obligations or outstanding agreements to fulfill except for the building mortgage. The company has no plans to renovate or expand the building. Research and development expenditures are solely for our future vision and can be expanded or downsized depending on finances. The company expects that development expenditures will be lower in the near future as we consolidate our current product position.

MANAGEMENT DISCUSSION & ANALYSIS (CONTD.)

8 Off-Balance Sheet Arrangements

The Company uses purchase orders in the normal course of business which in some cases will extend beyond the coming year, none of these are contracts with strict time frames. We take advantage of pricing on larger purchase quantities without locking in exact times of delivery which gives us flexibility in working out financial requirements and longer term inventory levels. In the event of some unforeseen difficulty the Company can cancel these orders without financial consequences.

9 Transactions with Related Parties

The Company's consolidated financial statements reflect the ongoing operations of Perfect Fry Corporation, which performs management duties, Perfect Fry Company Ltd., which manufactures deep-fryers for the food equipment industry, and Perfect Fry Holdings Ltd. which owns the land and building out of which the Company operates.

Certain directors are also distributors. All sales to these directors/distributors are at normal sales terms. No other related party transactions exist apart from those with the directors/distributors.

10 Fourth Quarter Results

The company experienced a good quarter of over $1 million in sales. The company shipped more equipment in this quarter than any of the first 3 quarters. However, these sales included a large amount of USD which was recorded at the lowest exchange rate experienced during the year. Management also decided to write off $31,758 of development costs during the year which was recorded in the fourth quarter. These 2 factors were significant contributors to the loss of $92,000 experienced in this quarter. This loss and the continued erosion of revenue over cost of goods contributed to the Company's increase in selling prices which took effect January 15, 2008.

11 Proposed Transactions

The Perfect Fry Corporation Board of Directors is going to conduct another normal course issuer bid (NCIB). The company intends to purchase for cancellation up to a maximum of 465,482 common shares, representing 5% of all common shares issued and outstanding. This program allows the Company to purchase common shares in the normal course when the Company estimates that the common shares are undervalued by the Market. These purchases are to be made through the facilities of the TSX Venture Exchange in accordance with its policy on normal course issuer bids. The price that the Company will pay for any common shares will be the market price at the time of acquisition to a maximum market price of $0.35 per share.

Perfect Fry Corporation intends to go ahead with the purchase of assets of a Calgary based manufacturing company of hot air popcorn equipment as described in the subsequent event below.

MANAGEMENT DISCUSSION & ANALYSIS (CONTD.)

12 Critical Accounting Estimates

The accounting process requires that management make, and periodically review, a number of estimates including the following more significant assessments of the:

-net realizable value of accounts receivable and inventories;
-net recoverable value of property, plant and equipment and deferred product development costs;
-economic useful life of long lived assets for purposes of calculating amortization; and
-realization of future tax assets.

Actual results may differ from these estimates.

13 Changes in Accounting Policies

New Accounting Standards Adopted

Effective November 1, 2005 the company adopted the new CICA handbook Section: 3831, Non-Monetary Transactions. The company has determined there is no effect on the current or prior years for the implementation this standard.

Effective November 1, 2006 the company adopted the new CICA handbook Sections: 1530, Comprehensive Income, 3251, Equity, 3855 Financial Instruments - Recognition and Measurement and 3865, Hedges and all the related consequential amendments including 1651, Foreign Currency Translation, 3051, Investments and 3861, Financial Instruments - Disclosure and Presentation. These changes in accounting policy were applied retroactively without restatement of comparative financial statements. There were no material adjustments at November 1, 2006 as a result of adopting the new CICA handbook sections. In subsequent periods, the gain or loss on derivative foreign exchange contracts will be calculated based on the difference between the Bank of Canada exchange rate and the foreign exchange contract rate and recognized in net income for the period. All other financial assets and liabilities are classified and measured as follows:

Asset/Liability	Classification	Measurement
Accounts receivable	Loans and receivables	Amortized cost
Accounts payable	Other liabilities	Amortized cost
Long term debt	Other liabilities	Amortized cost

New Accounting Standards Not Yet Adopted

Effective November 1, 2007 the company will adopt the new CICA handbook Sections; 1506, Accounting Changes, 1535, Capital Disclosures, 3862, Financial Instruments - Disclosures and 3863, Financial Instruments - Presentation. The company is presently evaluating the impact of these new standards.

MANAGEMENT DISCUSSION & ANALYSIS (CONTD.)

14 Financial Instruments

Because Perfect Fry Company earns a significant portion of its operating revenues in US dollars, variation in the exchange rates affect the Company's operating and financial results. In October 2006, The Company entered into an option dated foreign exchange contract to sell $250,000 US dollars over a 6 month term at a rate of 1.1281 USD/CDN. At October 31, 2006 a balance of $250,000 remained to be sold. At October 31, 2007 this contract has been completed.

15 Other MD&A Requirements

Further information relating to the Company is disclosed on the SEDAR website at www.sedar.com.

16 Issued and Outstanding Common Shares

At October 31, 2007 there were 9,309,656 (October 2006 – 9,414,656) shares outstanding which is net of 105,000 shares repurchased for cancellation during the year.


PERFECT FRY COMPANY
PERFECT FRY COMPANY
The Benchmark of Ventless Deep Frying...

17 Management Compensation

The Corporation had two executive officers that received regular employment income; one officer was employed for only part of the 4th quarter. In the quarter, the total amount paid for the two officers was $34,200 plus normal expense reimbursement. These two executive officers received regular employment income of $154,336 for the year plus normal expense reimbursement. The Corporation also has four independent directors who do not receive compensation for their services, but do receive reimbursement for expenses.

18 Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

Perfect Fry Corporation management reviewed and evaluated the effectiveness of the Corporation's disclosure controls and procedures (as defined in Multilateral Instrument 52-109 of the Canadian Securities Administrators) as of October 31, 2007. Management has concluded that, as of October 31, 2007, the disclosure controls and procedures were effective to provide reasonable assurance that all material information was made known relating to the Corporation has been disclosed.

Management has designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for purposes in accordance with Canadian GAAP.

There have been no changes in the Corporation's internal controls over financial reporting during the year that have materially affected, or are reasonably likely to materially affect, the Corporation's financial

MANAGEMENT DISCUSSION & ANALYSIS (CONTD.)

reporting.

19 SUBSEQUENT EVENT

Subsequent to year end, the Company signed a memorandum of understanding to acquire certain assets from a private Calgary based company. These assets will allow the Company to design, manufacture and sell hot air popcorn machines worldwide.

The total consideration of $245,000 is comprised of $125,000 cash and 600,000 common shares valued at $0.20 per share which is discounted from the average market price of $0.23 per common shares for the period from December 18, 2007 to February 19, 2008. In addition to the initial consideration, contingent consideration of $100,000 may be payable between November 1 and November 30, 2009 and a further $75,000 may be payable between November 1 and November 30, 2010 if certain sales targets are met during the twelve months ended October 31, 2009 and October 31, 2010 respectively. The Company has also agreed to issue a further 600,000 common shares on November 1, 2008, provided certain product design requirements are met. These shares, if issued, will be valued based on the average market price of the Company's common shares for the period October 24, 2008 to October 31, 2008. The Company will allocate any contingent consideration, if any, to intangible assets.

The following table summarizes the estimated fair value of the assets acquired. The intangible assets acquired consist primarily of patents, trademarks and trade names. The allocation of the purchase price is preliminary and subject to refinement.

	$
Inventories	167,048
Property, plant and equipment	13,481
Intangible assets	64,471
Net assets acquired	245,000
Total consideration	245,000


POPCORN



Form 52-109F1 *Certification of Annual Filings*

I, Gary Calderwood CMA, President and CEO, Perfect Fry Corporation, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Perfect Fry Corporation (the issuer) for the period ending October 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. I am responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and I have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

    (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: February 28, 2008

"Gary Calderwood"
President and CEO

Form 52-109F1 *Certification of Annual Filings*

I, Gary Calderwood CMA, CFO, Perfect Fry Corporation, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Perfect Fry Corporation (the issuer) for the period ending October 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. I am responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and I have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: February 28, 2008

"Gary Calderwood"
President and CFO

FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

Perfect Fry Corporation
9298 Horton Road SW
Calgary, AB T2V 2X4

2. Date of Material Change

February 20, 2008.

3. News Release

Perfect Fry Corporation issued a press release with respect to the material change through Marketwire on February 25, 2008.

4. Summary of Material Change

On February 20, 2008, Perfect Fry Corporation ("**Perfect Fry**") entered the business of the design, manufacture and sale of hot air popcorn machines by acquiring the assets comprising the "Freshpop" business, including trademarks and intellectual properties, from Protec Manufacturing Inc. ("**Protec**"), a private Calgary-based company, pursuant to an asset purchase and sale agreement (the "**Asset Purchase Agreement**").

5. Full Description of Material Change

On February 20, 2008, Perfect Fry Corporation entered the business of the design, manufacture and sale of hot air popcorn machines by acquiring the assets comprising the "Freshpop" business, including trademarks, patents and intellectual properties, from Protec pursuant to the Asset Purchase Agreement. The "Freshpop" line of hot air popcorn machines includes a coin operated hot air popcorn vending machine and an automated theatre/concession style hot air popcorn machine.

Pursuant to the Asset Purchase Agreement, Perfect Fry paid $245,000 ($125,000 in cash and $120,000 in shares (600,000 at $0.20 per share)) as consideration for the business assets, and in addition has agreed (i) to pay up to an additional $175,000 ($100,000 in 2009 and $75,000 in 2010) contingent on sales (subject to margin requirements) of hot air popcorn machines reaching $1,000,000 in each of Perfect Fry's 2009 and 2010 fiscal year ends, and (ii) to issue an additional 600,000 common shares in the event a new model hot air popcorn machine is successfully designed by November 1, 2008.

It is also contemplated that two of the principals of Protec will join Perfect Fry in order to assist with the design of the new popcorn machine models and exploit sales of the new machines through their existing distribution networks around the world.

After giving effect to the acquisition and issuance of the 600,000 shares at closing pursuant to the Asset Purchase Agreement, Perfect Fry had 9,909,656 shares issued and outstanding. If Perfect Fry issues the additional 600,000 shares by November 1, 2008 pursuant to the Asset Purchase Agreement, Perfect Fry would have, at the date hereof on a pro forma basis, 10,509,656 shares issued and outstanding.

As a result of the acquisition, Perfect Fry intends to consolidate the design, assembly and sales of the hot air popcorn machines at its manufacturing facility in Calgary, Alberta where it currently designs, manufactures and sells deep fryers for the food equipment industry.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

For further information please contact:

Gary Calderwood
CEO & President
Phone: (403)255-7712
E-Mail: invest@perfectfry.com
Web:www.perfectfry.com

9. Date of Report

February 28, 2008.

ASSET PURCHASE AND SALE AGREEMENT

PERFECT FRY COMPANY LTD. (the "Purchaser")

and

PROTEC MANUFACTURING INC. (the "Vendor")

and

PERFECT FRY CORPORATION (the "Purchaser Parent")

and

JSB ENTERPRISES LTD., [REDACTED], AUGUST ELECTRONICS INC., CARDEY MANAGEMENT CORP., and JAD MANAGEMENT CORP. (collectively, the "Principal Shareholders")

February 20, 2008

THIS AGREEMENT dated this the 20th day of February 2008.

AMONG:

PERFECT FRY COMPANY LTD., a corporation incorporated under the laws of the Province of Alberta (the "**Purchaser**")

and

PROTEC MANUFACTURING INC., a corporation incorporated under the laws of the Province of Alberta (the "**Vendor**")

and

PERFECT FRY CORPORATION, a corporation incorporated under the laws of the Province of Alberta (the "**Purchaser Parent**") and

and

JSB ENTERPRISES LTD., [REDACTED], AUGUST ELECTRONICS INC., CARDEY MANAGEMENT CORP., and JAD MANAGEMENT CORP. (each, a "**Principal Shareholder**")

In consideration of the covenants, agreements, warranties and payments set forth herein, including the payment by the Purchaser to each of the Principal Shareholders of $1.00, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, the following words and phrases shall have the following respective meanings ascribed to them:

"**Applicable Law**" means all applicable laws, statutes, rules, regulations, official directives, orders, codes, standards and policies of any Government Authority (whether administrative, legislative, executive or otherwise) including judgments, orders and decrees of courts, commissions or bodies exercising similar functions;

"**Assigned Agreements**" means all the right, title and interest of the Vendor in, to and under those contracts and commitments contained in Schedules 2 and 3;

"**Business Day**" means a day other than a Saturday, Sunday or any other day on which the principal chartered banks located in the City of Calgary are not open for business during normal banking hours;

"**Employee Benefits**" means:

(a) salaries, wages, bonuses, vacation and holiday pay entitlements, commissions, fees and severance and other obligations arising in connection with termination of employment or consulting arrangements and other similar benefits, plans or arrangements,

(b) insurance, health, travel, hospitalization, medical, dental, counselling, eye care and other similar benefits, plans or arrangements to which full and part-time employees are entitled, and

(c) written or oral employment agreements or arrangements and agreements for the retention of the services for independent contractors, consultants or advisors;

"**Encumbrance**" means any mortgage, charge, easement, encroachment, lien, adverse claim, assignment by way of security, security interest, servitude, pledge, hypothecation, conditional sale agreement, security agreement, title retention agreement, financing statement or other encumbrance;

"**Equipment**" means all the office equipment, personal computers, furniture, furnishings, fixtures, accessories, supplies and other equipment used in the Purchased Business, as listed and described in Schedule 1, but excluding the Excluded Assets;

"**Excluded Assets**" means:

(a) all cash,

(b) accounts receivable of the Vendor,

(c) work in progress for customers of the Vendor,

(d) intellectual property directly in respect of the Watlow heater element,

(e) any and all agreements in respect of any sales made by the Vendor prior to the Closing,

(f) the minutes and similar corporate records and instruments of the Vendor,

(g) general ledgers and original books of entry subsidiary thereto, tax returns, cheques, vouchers and bank statements and supporting papers of the Vendor for each of the foregoing,

(h) the Retained Records,

(i) all real property owned or leased by the Vendor, and

(j) Employee Benefit Plans of the Vendor and all assets related thereto;

"**Governmental Authority**" means any federal, provincial, municipal or other government or governmental department, ministry, commission, board, bureau, agency or instrumentality, any court, any regulatory or self-regulatory body, any board of trade, chamber of commerce or other business or professional organization or association, any stock exchange, any arbitrator or arbitration tribunal, and any other tribunal, whether domestic or foreign in Canada or elsewhere;

"**Gross Margin**" means for any sales, the amount, expressed in dollars, of gross sales in respect of which payment has been received, less the direct cost of material, labour, building costs and repairs, maintenance and tools in respect of such sales, as calculated by the Purchaser in its financial records acting reasonably using consistent formulas of past years;

"**Indemnified Losses**" means all direct losses, costs, damages, expenses, charges, fines, penalties, Taxes, solicitor client legal fees and disbursements, interest, assessments or other liabilities whatsoever, including consequential, incidental, economic or punitive losses, damages or claims or other losses of profit;

"**Intellectual Property**" means all rights, titles or interests granted, provided, received or recognized by law in relation to industrial or intellectual property (whether foreign or domestic, registered or unregistered) owned by the Vendor or used in the operation, conduct or maintenance of the Purchased Business, as it is currently and has historically been operated, conducted or maintained or that in any manner forms part of the Purchased Business, including, without limitation,: (i) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions and re-examinations thereof; (ii) all trade-marks, trade-names, service marks, trade dress, logos, business names, corporate names, domain names, uniform resource locators (URLs) and internet websites, including all goodwill associated therewith and all applications, registrations and renewals in connection therewith; (iii) all copyrightable works, all copyrights and all applications, registrations and renewals in connection therewith; (iv) all proprietary or confidential information and trade secrets (including data, research and development, studies, analyses, designs, know-how, compilations, databases and the information contained therein, technical information, specifications and materials); (vi) all computer software (including all source code, object code and related documentation) and software licenses and sublicenses; (vii) all designs and drawings; (viii) all specifications, operations and service manuals, processes and procedures; (ix) all customer and supplier lists; and (x) the industrial or intellectual property that may exist, arise or be embodied in those items set out above or in Schedule 3, together with: (a) all copies and tangible embodiments of the foregoing (in whatever form or medium); (b) all improvements, modifications, translations, adaptations, refinements, derivations and combinations thereof; (c) all intellectual property rights related thereto; (d) all applications, registrations, waivers, agreements or other rights or interests related thereto (including any renewals, reissuances, continuations in whole or part and extensions of any of the above); and (e) all current and future income and proceeds from the rights, titles and

interests set out above and all rights to damages and profits by reason of infringement of or misappropriation of any such rights, titles and interests by any third parties;

"**Inventory**" means all finished goods, raw materials, parts and supplies used in the Purchased Business, including the Unsold Inventory;

"**Model P68**" means the existing automated/theatre concession style model of hot air popcorn machine used in the Purchased Business;

"**Model P70**" a new fully automated theatre concession style model of hot air popcorn machine to be sold on a world wide basis;

"**Model PC728**" means the existing vending machine style model of hot air popcorn machine used in the Purchased Business;

"**Model PC730**" means a new PC730 model popcorn vending machine which is fully automated and is intended to meet or exceed all regulations to allow it to be sold on a world wide basis;

"**Permit**" means any permit, license, franchise, consent or other authorization or approval of or by any Governmental Authority;

"**Permitted Encumbrances**" means:

(a) liens for Taxes, assessments and governmental charges which are not due or delinquent or if due the validity of which is being diligently contested in good faith by or on behalf of the Vendor,

(b) rights of general application reserved to or vested in any Government Authority to levy Taxes on any of the Purchased Assets or the income therefrom, or to limit, control or regulate any of the Purchased Assets in any manner, and

(c) the terms or conditions of the Intellectual Property;

"**Popcorn Machines**" means the Model P68, the Model P70 and the Model PC730;

"**Prepaid Expenses**" means all prepaid expenses and deposits relating to the Purchased Business, but excluding the Excluded Assets;

"**Purchased Business**" means the business of designing, manufacturing and selling hot air popcorn machines;

"**Retained Records**" means all corporate records and all financial books, accounting records, financial statements, Tax Returns and related files of the Vendor together with all documentation relating to work in progress or Contracts of the Vendor except for Contracts related to the Assigned Agreements or the Purchased Assets;

"**Tax Legislation**" means, collectively, the *Income Tax Act* (Canada) as amended from time to time (the "**Tax Act**") and the law, rules, regulations, interpretation bulletins and releases, orders and decrees of any other jurisdiction, domestic or foreign which may impose a tax of any kind;

"**Tax Returns**" includes all returns, reports, declarations, elections, notices, filings, forms, information returns, remittances and similar statements filed or required to be filed with a Government Authority or provided or required to be provided to any Government Authority in respect of Taxes;

"**Tax**" or "**Taxes**" means all taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Government Authority, together with all interest, penalties, fines, additions to tax or other additional amounts imposed in respect thereof, including those levied on, or measured by, or referred to as, income, receipts, profits, capital, capital gain, alternative minimum, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, all employment insurance, health insurance and Canada and other Government Authority pension plan and workers compensation premiums or contributions including any interest, fines or penalties for failure to withhold, collect or remit any tax;

"**Transferred Records**" means all non-financial books, records, files and data relating to the Purchased Business or the Purchased Assets but excluding the Retained Records; and

"**Unsold Inventory**" means 41 fully assembled Model PC728 units owned by the Vendor.

In addition, words and phrases defined in this Agreement shall have the same defined meaning throughout this Agreement.

1.2 Interpretation Matters

In this Agreement words importing a specific gender include all genders and words importing the singular include the plural and vice versa. Unless otherwise indicated all dollar amounts referred to in this Agreement, including the symbol "$", refer to lawful money of Canada. The division of this Agreement into Articles and Sections and the use of a table of contents and headings are for convenience of reference only and shall not affect the interpretation of this Agreement. "Hereof", "hereto", "hereunder" and similar expressions mean and refer to this Agreement and not to a particular article or section; and the expression "Article" or "Section" followed by a number means and refers to the specified article or section of this Agreement. Where in this Agreement, or in any document delivered in connection herewith or to effect any of the transactions contemplated hereby, any statement, representation or warranty is made as to, or as being based on, the awareness, knowledge, information or belief of the Vendor, such

awareness, knowledge, information or belief, as applicable, shall consist of the actual knowledge of **[REDACTED]** and **[REDACTED]**, after due enquiry.

ARTICLE 2
SCHEDULES

2.1 Description of Schedules

The following are the Schedules attached to and incorporated in this Agreement by reference and deemed to be a part hereof:

Legend:

Schedule 1	List of Equipment
Schedule 2	Assigned Agreements
Schedule 3	Intellectual Property
Schedule 4	Inventory
Schedule 5	Allocation of Purchase Price

ARTICLE 3
AGREEMENT OF PURCHASE AND SALE

3.1 Property and Assets to be Purchased

Subject to the terms and conditions hereof, the Vendor agrees to sell, transfer, convey, assign and deliver to the Purchaser, and the Purchaser agrees to purchase, accept and receive on and as of the Closing Date, all of the Vendor's right, title and interest in and to the properties, assets, interests and rights (including contractual rights) of every nature, kind and description, tangible and intangible (including goodwill), whether real, personal or mixed, accrued, contingent or otherwise and whether now existing or hereinafter acquired relating to or used or held for use in connection with the Purchased Business (collectively, the "**Purchased Assets**"), including without limitation all of the property and assets listed below, but excluding the Excluded Assets:

(a) all Equipment as set forth in Schedule 1;

(b) the Assigned Agreements as set forth in Schedule 2;

(c) all Intellectual Property, including as set forth in Schedule 3;

(d) all Prepaid Expenses;

(e) all Inventory, including as set forth in Schedule 4;

(f) all Permits relating the Purchased Assets or the Purchased Business;

(g) the full benefit of all representations, warranties, guarantees, indemnities, undertakings, certificates, covenants, agreements and the like and all security therefor received by the Vendor on the purchase or other acquisition of any part of the Purchased Assets or otherwise to the extent transferable to the Purchaser in accordance with their terms; and

(h) all Transferred Records, except that where the Vendor is required by law to retain a particular Transferred Record it shall retain the original thereof and deliver to the Purchaser a copy thereof.

ARTICLE 4
PURCHASE PRICE

4.1 Purchase Price

The purchase price (the "**Purchase Price**") payable by the Purchaser to the Vendor for the Purchased Assets shall be the aggregate amount of (i) up to \$300,000.00 in cash, and (ii) up to 1,200,000 (the "**Payment Shares**") common shares of the Purchaser Parent, payable as set forth below, subject to the terms and conditions hereof.

4.2 Payment of Purchase Price

The Purchase Price shall be payable by the Purchaser to the Vendor as follows:

(a) Subject to Article 6, the cash portion of the Purchase Price shall be paid:

(i) \$125,000.00 by cheque at Closing;

(ii) an amount payable by cheque within 30 Business Days after November 1, 2009, equal to the lesser of:

(A) \$100,000.00,

(B) an amount calculated by multiplying \$100,000.00 by a fraction of which the numerator is equal to the dollar amount (to a maximum of \$1,000,000.00) of gross sales by the Purchaser (the "**2009 Sales**") of Popcorn Machines during the period commencing on November 1, 2008 and ending on October 31, 2009 for which payment is received during such period, and the denominator is equal to \$1,000,000.00, and

(C) an amount calculated by multiplying \$100,000.00 by a fraction of which the numerator is equal to the Gross Margin on the 2009 Sales for which payment is received during the period commencing on November 1, 2008 and ending on October 31, 2009, and the denominator is equal to \$300,000.00.

(iii) an amount payable by cheque within 30 Business Days after November 1, 2010, equal to the lesser of:

(A) $75,000.00,

(B) an amount calculated by multiplying $75,000.00 by a fraction (the "**2010 Pro Rata Amount**") of which the numerator is equal to the dollar amount (to a maximum of $1,000,000) of gross sales by the Purchaser (the "**2010 Sales**") of Popcorn Machines during the period commencing on November 1, 2009 and ending on October 31, 2010 for which payment is received during such period, and the denominator is equal to $1,000,000.00, and

(C) an amount calculated by multiplying $75,000.00 by a fraction of which the numerator is equal to the Gross Margin on the 2010 Sales for which payment is received during the period commencing on November 1, 2009 and ending on October 31, 2010, and the denominator is equal to $300,000.00.

(b) 1,200,000 common shares in the capital of the Purchaser Parent shall be issued by the Purchaser Parent to the Vendor as follows:

(i) 600,000 Payment Shares at Closing; and

(ii) subject to Section 4.2(c), 600,000 Payment Shares on November 1, 2008;

(c) The obligation of the Purchaser and the Purchaser Parent to issue the Payment Shares pursuant to Section 4.2(b)(ii) is conditional on the Purchaser having designed the Model PC730 which prior to November 1, 2008 is fully functioning and is intended to meet or exceed the requirements of Applicable Laws such that it can be sold on a world wide basis.

(d) Prior to the Closing, the Vendor and the Principal Shareholders covenant and agree to complete the distribution transaction (the "**Distribution**") contemplated in Section 13.5, subject to the issuance of the Payment Shares to the Vendor, and the parties agree that the Closing shall occur in such manner that the Closing is conditional on the completion of the Distribution and such that in no case may the Vendor hold any of the Payment Shares. The Vendor and the Principal Shareholders covenant and agree that the registration and delivery of certificates representing the Payment Shares in accordance with the directions of the Vendor contemplated in Section 15.2(d) shall satisfy the obligations of the Purchaser Parent and the Purchaser in respect of the issuance of Payment Shares under Section 4.2(b).

4.3 Value Determination

(a) The parties agree that the determination of gross sales and receipt of payments shall be based on the financial records of the Purchaser and the Purchaser Parent

which shall be maintained in accordance with generally accepted accounting principles applicable in Canada.

(b) With the payments specified in Sections 4.2(a)(ii) and (iii), the Purchaser shall deliver to the Vendor a written notice (a "**Sales Notice**") setting out the 2009 Sales or the 2010 Sales, as applicable, together with the dollar value of such sales, the amount of such sales in respect of which payment was received during the applicable period and the Gross Margin on such sales, together with the calculation by the Purchaser of amounts payable under Section 4.2(a)(ii) or (iii) as the case may be. In the event the Vendor disputes the value of any amount set forth in the Sales Notice, the Vendors may, within five Business Days of delivery thereof, deliver a written notice (the "**Objection Notice**") to the Purchaser which outlines the Vendor's objection to the Sales Notice. Upon delivery of the Objection Notice, the Parties shall use reasonable commercial efforts to resolve the Vendor's objection. If no Objection Notice is so delivered, then the Purchaser's calculations as set forth in the Sales Notice shall be final and binding.

(c) If the Vendor's objection has not been resolved within 5 Business Days of delivery of the Objection Notice, then the Vendor and the Purchaser shall forthwith appoint a nationally-recognized firm of chartered accountants as agreed by the Vendor and the Purchaser, or failing agreement, Dart Bryant Chartered Accountants, which firm shall proceed to review the matters in dispute. The determination of such firm, made as an expert and not as an umpire or arbitrator, shall be final and binding on the parties hereto and no appeal shall lie therefrom. The Purchaser shall provide such firm with full access to all records and other materials reasonably of assistance and to all personnel who reasonably can assist in its understanding of such materials to allow it to arrive at a fair resolution of any disputed amounts. The fees and expenses of such firm shall be borne 50% by the Vendor and 50% by the Purchaser. The Purchaser may delay payment of any amount in dispute until the date that is 5 Business Days after the resolution of any dispute as contemplated herein, at which date such amount is payable hereunder.

4.4 Allocation of the Purchase Price

The Purchase Price shall be allocated among the Purchased Assets in the manner and in the amounts set out in Schedule 5.

4.5 Tax Elections

The Vendor and the Purchaser shall cooperate in the filing of such elections under applicable Tax Legislation as may be necessary or desirable to give effect to the allocation contemplated in Section 4.4, and shall execute and file their respective Tax Returns in a manner consistent with the aforesaid allocations and elections. If the Vendor or Purchaser fails to file its Tax Returns as aforesaid, such Party shall, in accordance with Article 16, indemnify and save harmless the other Party in respect of any additional Tax, and legal and/or accounting costs paid or incurred by such other Party as a result of the failure to file as aforesaid.

4.6 Transfer Taxes

Subject to the terms hereof, the Purchaser shall be liable for and shall pay, either to the Vendor at Closing or directly to the government authority, as required, all federal and provincial sales taxes and all other Taxes or other like charges properly payable upon and in connection with the transfer of the Purchased Assets to the Purchaser, including, but not limited to goods and services tax ("**GST**") prescribed by Part IX of the *Excise Tax Act* (Canada) (the "**GST Legislation**") but excluding any income taxes payable by the Vendor as a result of the completion of the transactions herein contemplated. The Vendor and the Purchaser shall jointly elect under section 167 of the GST Legislation, by completing, at or prior to the Closing Time, all prescribed forms and related documents, in the manner prescribed, so that, if possible, no GST is payable on the purchase of the Purchased Assets sold by the Vendor to the Purchaser hereunder. The Purchaser will file the prescribed forms with its GST return for the reporting period in which Closing occurs. The Purchaser shall indemnify, in accordance with Article 16, the Vendor against any Taxes, interest or penalties arising from the failure to file, or the failure to file on a timely basis, the election pursuant to section 167 of the GST Legislation.

ARTICLE 5
LIABILITIES

5.1 Assumption of Liabilities

(a) Subject to Section 5.1(b), at the Closing, the Purchaser shall assume, and agree to perform, satisfy and fulfil to the extent required all liabilities, claims, obligations, commitments and duties of the Vendor under the Assigned Agreements and, subject to the terms of this Agreement, all liabilities and obligations in respect of the Purchased Assets arising or accruing after the Closing Date (all of such assumed liabilities, claims, obligations, commitments and duties being collectively, the "**Assumed Liabilities**"), and shall indemnify the Vendor, in accordance with Article 16, from and against all of the Assumed Liabilities.

(b) The Purchaser assumes only the Assumed Liabilities as specified in Section 5.1(a), and no other liabilities. For greater certainty, the following liabilities of the Vendor are not being assumed or indemnified by the Purchaser:

(i) any liability incurred by the Vendor after the Closing Date;

(ii) any liabilities that arise out of or relate to the Excluded Assets;

(iii) any liabilities that arise out of or relate to the Unsold Inventory;

(iv) any liabilities that arise out of or relate to a breach or default by the Vendor under any Assumed Agreement (or any action that, solely with the giving of notice or lapse of any applicable cure period, or both, would constitute a default or breach thereunder) occurring prior to the Closing Date;

(v) any liabilities for taxes, or similar assessments of Government Authorities, penalties or interest thereon, to the extent that they relate to the period prior to the Closing Date;

(vi) any environmental liabilities arising out of or relating to the operation of the Vendor's business or Vendor's leasing or ownership of real property;

(vii) liabilities for any Taxes, including on account of the Distribution, except as expressly provided in Section 4.6;

(viii) liabilities for any damages, penalties, fines or other claims whatsoever arising from or relating to the operations of the Purchased Business prior to the Closing Date, including limitations, any warranty claims;

(ix) liabilities for any plans or arrangements relating to employee remuneration or retirement;

(x) liabilities owed to shareholders or creditors of the Vendor; and

(xi) liabilities under any agreements, contracts or commitments that are not Assigned Agreements.

ARTICLE 6
SALES OF UNSOLD INVENTORY

6.1 Sales of Unsold Inventory

Immediately after the Closing, the Purchaser shall assign, transfer, convey and set over to the Vendor, and the Vendor shall purchase from the Purchaser, the Unsold Inventory. The Vendor and the Principal Shareholders covenant and agree that (i) the Vendor shall use all commercially reasonable efforts to sell the Unsold Inventory on or before October 31, 2008, and (ii) on November 1, 2008 the Vendor shall stop selling the Unsold Inventory and shall stop using the Unsold Inventory for any purpose. At the Closing, the Purchaser shall grant to the Vendor a limited and non-exclusive license (the "**License**") to use the trade mark "Fresh Pop" for the purpose of such sales, as agreed by the parties, which shall expire on October 31, 2008. The license shall provide that as a fee for such license, the Vendor shall pay to the Purchaser a fee of $370.00 on account of each Model PC728 sold, plus applicable GST. Such fees shall be payable to the Purchaser forthwith on receipt by the Vendor of the purchase price (or any part thereof to the extent of the applicable fee) for any sale.

6.2 Note

The purchase price payable by the Vendor for the Unsold Inventory shall be $62,730.00 (plus GST). The Vendor shall pay the Purchaser the Purchase Price by delivering to the Purchaser a non-interest bearing promissory note (the "**Note**") in the principal amount of $65,866.50. The payment amount owing under the Note shall be due and payable on October 31, 2008, and otherwise in form and substance satisfactory to the Purchaser. In

addition, the principal amount owing under the Note shall be payable on the basis of $1,606.50 forthwith following the sale of each Model PC728 and the receipt by the Vendor of the purchase price (or any part thereof) therefor, and may be repaid by the Vendor at any time. The obligations of the Vendor under the Note and the License shall be guaranteed on a joint and several basis by each of JSB Enterprises Ltd., **[REDACTED]** and **[REDACTED]** and shall be secured by a general security interest over all present and after-acquired property of the Vendor, such guarantees and general security documentation to be in form and substance satisfactory to the Purchaser.

6.3 Outstanding Amount

In the event that on October 31, 2008 any amount (the "**Outstanding Amount**") remains owing on the Note, if the Vendor and each of the Principal Shareholders have complied with their obligations under this Agreement, the Note and the License, then the Parties agree that the amount payable by the Purchaser to the Vendor under Section 4.2(a) shall thereafter be reduced by an amount equal to the Outstanding Amount, and the Purchaser covenants and agrees that upon the Vendor providing a written acknowledgement and release (the "**Release**") in favour of the Purchaser acknowledging and providing for such reduction in the amount so payable in form and substance satisfactory to the Purchaser, acting reasonably, the Purchaser shall not demand payment under the Note and shall deliver the Note to the Vendor.

6.4 No Payments to Shareholders

The Vendor and the Principal Shareholders covenant and agree that until the earlier of (i) the time the principal amount of the Note has been paid the Purchaser in full, or (ii) the time the Release is delivered to the Purchaser, the Vendor shall not, directly or indirectly, pay any amount to any shareholder of the Vendor except (i) the Distribution, (ii) the payment of the funds received at Closing pursuant to Sections 4.2(a)(i) and 6.2, provided that such funds are first used to reduce all indebtedness owing by the Vendor to the Principal Shareholders to zero.

6.5 Right of Purchaser

After Closing the Vendor shall provide to the Purchaser such information as the Purchaser may reasonably request, including in respect of the Unsold Inventory and sales, to allow the Purchaser to confirm compliance by the Vendor with Article 6.

ARTICLE 7
REPRESENTATION AND WARRANTIES OF THE VENDOR AND PRINCIPAL SHAREHOLDERS

The Vendor and each of the Principal Shareholders hereby jointly and severally represent and warrant to the Purchaser as set forth below, except to the extent any representation and warranty relates to a Principal Shareholder, in which case each Principal Shareholder, and not the Vendor, hereby represents and warrants only in respect of itself as himself, and acknowledge that the Purchaser is relying upon these representations and warranties in connection with the entering into of this Agreement.

7.1 Organization and Qualification

The Vendor is duly incorporated and organized and has the corporate power and authority to own or lease the Purchased Assets and to carry on the Purchased Business as now conducted by it. The Vendor carries on business only in the Province of Alberta. All of the Purchased Assets are in the Province of Alberta.

7.2 Authority Relative to this Agreement

Each of the Vendor and each of JSB Enterprises Ltd., August Electronics Inc., Cardey Management Corp. and JAD Management Corp. (the "**Corporate Shareholders**") has the requisite corporate power and authority to enter into this Agreement and to perform and carry out its obligations hereunder. The execution and delivery of this Agreement and other documents contemplated herein, and the completion of the transactions contemplated hereby have been duly authorized by the board of directors of each of the Vendor and the Corporate Shareholders, and by the shareholders of the Vendor, and no other corporate proceedings on the part of the Vendor or any of the Corporate Shareholders is necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement and other documents contemplated herein have been duly executed and delivered by the Vendor and each of the Principal Shareholders and constitutes a legal, valid and binding obligation of the Vendor and each of the Principal Shareholders enforceable against each of them in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general principles of equity.

7.3 No Violations

Neither the execution and delivery of this Agreement or other documents contemplated herein by the Vendor or any of the Principal Shareholders, the completion of the transactions contemplated hereby by the Vendor and the Principal Shareholders nor the fulfilment and compliance by the Vendor and each of the Principal Shareholders with any of the terms and provisions hereof will violate, conflict with, or result in the breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any Encumbrance upon any of the Purchased Assets under, any of the terms, conditions or provisions of:

(a) the articles, by-laws or resolutions of the board of directors (or any committee thereof) or shareholders of the Vendor or the Corporate Shareholders; or

(b) any material agreement, lien or other instrument or obligation to which the Vendor or any Principal Shareholder is a party to or to which the Vendor or any Principal Shareholder is bound, including, but not limited to the Assigned Agreements; or

(c) any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to the Vendor or any Principal Shareholder;

except for such violations, conflicts, breaches, defaults, terminations, accelerations or Encumbrances which would not have a material adverse effect on the Purchased Business, the Purchased Assets or the ability of the Vendor to consummate the transactions contemplated hereby.

7.4 Title to Purchased Assets

The Vendor is the sole legal and beneficial owner of the Purchased Assets with good and marketable title thereto free of any Encumbrance, other than Permitted Encumbrances and is exclusively entitled to possess and dispose of the same, and no Person, other than the Purchaser under this Agreement, has any agreement or option or any right capable of becoming an agreement or option for the purchase from the Vendor of the Purchased Assets, other than, in the case of Inventory, in the ordinary course of the business. None of the Purchased Assets are leased. The Vendor has not received notice from any Person claiming an interest in and to the Purchased Assets of the Vendor adverse to the interest of the Vendor and the Vendor has no reason to believe that any such claim may be made.

7.5 Status of Agreements

Each of the Assigned Agreements is valid and subsisting and in good standing. Each of the Vendor and the other parties to the Assigned Agreements is not in default or breach of any of its obligations under any Assigned Agreement and there exists no state of facts which, after notice or lapse of time or both, would constitute such a default or breach. The Vendor has provided to the Purchaser a true and complete copy of each Assigned Agreement and all amendments thereto.

7.6 Intellectual Property

(a) Schedule 3 sets forth a complete and updated list of all Intellectual Property, together with the details of any registrations and applications for registration with respect thereto and a description of all other actions the Vendor has taken to maintain and protect the Intellectual Property. The registrations and applications for registration listed in Schedule 3 are valid and subsisting, in good standing, and enforceable against Third Parties and are recorded, maintained and renewed in the name of the Vendor in the appropriate registries or government offices to preserve the Vendor's rights thereof and thereto. To the knowledge of the Vendor and the Principal Shareholders, there exist no facts which would affect the validity, enforceability, scope or registrability of any of the Intellectual Property.

(b) Except as disclosed in Schedule 3:

(i) the Vendor owns or has sufficient titles, rights or interests in and to the Intellectual Property necessary for the operation, conduct and maintenance of the Purchased Business as the Purchased Business is currently and has historically been operated free and clear of any Encumbrances, except as disclosed in Schedule 3, each item of the Intellectual Property will be owned or available for use by the Purchaser on identical terms and conditions after the Closing as it was immediately prior to the Closing

without the need for any further right, licence, permission or consent in respect thereof and the consummation of the transactions contemplated herein will not impair, alter or limit in any way such ownership or rights;

(ii) the Vendor owns and has the full right to use and exploit the Intellectual Property to the full extent of the rights therein subject to the licenses and contracts referred to in Section 7.6(c) below and the consummation of the transactions contemplated hereby will not alter or impair any such rights;

(iii) there are no royalty payments, licence fees or other sums payable to or payable and, in each case, outstanding in respect of the Intellectual Property or to maintain or renew any registrations or applications for registration in relation thereto; and

(iv) subject to the provisions of the licenses and contracts referred to in Section 7.6(c), the Vendor has the exclusive right to use and otherwise exploit the Intellectual Property in all jurisdictions in which it is currently or has historically been used or otherwise exploited by the Vendor and there are no prohibitions or restrictions on the use or other exploitation by the Vendor of the Intellectual Property (except as set forth in the licenses and contracts referred to in Section 7.6(c) below), and, with respect to the use of trade-marks and trade names, the Vendor, has the exclusive right to use its trade-marks and trade names in Canada and in the United States (except as set forth in the licenses and contracts referred to in Section 7.6(c) below).

(c) Schedule 3 contains a complete and updated list of all licences and contracts to which the Vendor is a party, whether as licensor, licensee or otherwise, and whether written or oral, with respect to the Intellectual Property. Complete and correct copies of all such licences and contracts have been provided to the Purchaser. Neither the Vendor nor any of the Principal Shareholders has received any notice that the Vendor is in default (or, with the giving of notice or lapse of time or both, would be in default) under any of such licences or Contracts and, to the Vendor's knowledge, no other party thereto is in default thereunder. All such licenses and contract are in full force and effect.

(d) Neither (A) the operation, conduct and maintenance by the Vendor of the Purchased Business as it is currently and has historically been operated, conducted and maintained and the products and services of the Purchased Business nor (B) the ownership, exploitation or use by the Vendor of the Intellectual Property in respect thereto infringes, misappropriates, misuses or violates the rights of any Third Party or breaches any duty or obligation owed by the Vendor to any Third Party. The conduct of the Business and the use of the Intellectual Property does not infringe, and neither the Vendor nor any of the Principal Shareholders has received any notice, complaint, threat or claim alleging the infringement, misappropriation, misuse or violation of any right of any Third Party or any breach of any duty or obligation owed to any Third Party or that the

Vendor does not own the Intellectual Property or, in the case of Intellectual Property which is licensed to the Vendor, that the Vendor does not have the exclusive right (unless otherwise expressly stated in Schedule 3) to exploit the Intellectual Property in any way or manner whatsoever.

(e) Each of the Vendor and the Principal Shareholders has undertaken and maintained, and continues to undertake and maintain, all reasonable security measures to protect the secrecy, confidentiality and value of the Intellectual Property, including all proprietary, technical, or confidential information related thereto and all proprietary, technical, or confidential information of any Third Party provided or licensed to the Vendor and/or the Principal Shareholders to be held by them in confidence and relating directly or indirectly to the Vendor or the Purchased Business.

(f) No claims have been asserted by any Governmental Authority or other person that challenge or question the ownership, validity, enforceability or rights, titles or interests in or to the use of Intellectual Property owned by the Vendor or seek to suspend, cancel or disable or oppose any application or registration for the Intellectual Property, nor is there a valid basis for any such claim. To the Vendor's knowledge no claims have been asserted by any government authority or any person with respect to or that challenge or question the ownership, validity, enforceability or rights or titles of the Vendor in or to or the use of Intellectual Property owned by third parties and licensed or otherwise made available to the Vendor.

(g) To the extent that the Intellectual Property includes software, the Intellectual Property:

(i) has, at all times, been operated in accordance with the operational documentation and specifications therefor without any unremedied operating defects, delays or non-conformance and without the requirement for work around or non-automated process steps which could affect the operation, conduct or maintenance of the Purchased Business, as it is currently and has historically been operated, conducted or maintained; and

(ii) to the knowledge of the Vendor and the Principal Shareholders, does not contain any unauthorized code, disabling mechanism or protection feature designed to prevent its use, including any clock, timer, counter, computer virus, worm, software lock, drop dead device, Trojan-horse routine, trap door or time bomb that may be used to distort, delete, modify, damage or disable such Intellectual Property or otherwise modify, disable or harm the Intellectual Property or the Purchased Business.

(h) Except as set out in Schedule 3, there are no prohibitions or restrictions on the use of the Intellectual Property by the Purchaser after Closing, subject to the Purchaser complying with all Applicable Laws and the execution, delivery and performance of this Agreement by the Vendor does not constitute a breach or

cause the forfeiture or termination of or impair any license or contract in respect of any Intellectual Property rights.

(i) The Vendor owns all right, title and interest, including any Intellectual Property Rights, in any databases, data and corresponding information contained therein and which are related to or used by the Business, free and clear of any Encumbrances. Neither the Vendor nor any of the Principal Shareholders have received any notice that either the past, current or future use of any databases related to the Purchased Business or the information or any data contained therein has violated or infringed upon, or is violating or infringing upon, the rights, title or interest of any Third Party or breaches any duty or obligation owed to any Third Party.

(j) The Vendor is the sole legal and beneficial owner of the designs for the Model PC728 circuit board assembly and the Model P68 circuit board assembly, with good and marketable title thereto free and clear of any Encumbrances.

(k) All trade secrets that are part of the Intellectual Property owned by the Vendor were developed by the Vendor's employees or contractors and are now owned by the Vendor free of any claim of interest therein. Each person who participated in the ownership, invention or creation of the Intellectual Property owned by the Vendor has irrevocably waived and assigned his or its rights, titles and interests (including, without limitation, any moral rights) therein or associated therewith.

7.7 Condition of Equipment

All equipment, furniture, furnishings and materials used in the Purchased Business are in good working order, fully operational and free of any defect, except for normal wear and tear.

7.8 Inventory

The Inventory of the Vendor is good and usable and is capable of being processed and sold in the ordinary course of the Purchased Business at normal margins.

7.9 Financial Information

The financial statements of the Vendor as at and for the period ending July 31, 2007 have been prepared in accordance with generally accepted accounting principles (in Canada) applied on a basis consistent with prior periods, are correct and complete, and present fairly the assets, liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of the Vendor as they relate to the Purchased Assets as at the respective dates of the financial statements and the sales, earnings and results of operations of the Vendor as they relate to the Purchased Assets for the respective periods covered by the financial statements. The Vendor has provided the Purchaser a true and complete copy of such financial statements.

7.10 Conduct of Business

(a) Since July 31, 2007, the Vendor has conducted the Purchased Business in all material respects in the ordinary course of business, consistent with normal industry practice and, to the knowledge of the Vendor, has all agreements, permits, licenses, approvals, certificates and other rights and authorizations material to the conduct of its business as currently conducted, except when the failure to have such agreements, permits, leases, approvals, certificate, rights and authorizations would not have a material adverse effect on the Purchased Business or the Purchased Assets.

(b) Since July 31, 2007, the Vendor has not disposed of or otherwise reduced the stock of the Equipment, the Inventories or the Intellectual Property used in the Purchased Business, except, in the case of Inventories, in the ordinary course of business.

(c) Since July 31, 2007, there has not been any material adverse change in the condition (financial or otherwise), results of operations, assets or liabilities of the Vendor or with respect to the manner in which the Vendor conducts its business or operations.

7.11 Litigation

The Vendor is not a party, directly or indirectly, to any legal proceedings or inquiries whatsoever, and there are no actions, suits, seizures, or proceedings pending or, to the knowledge of the Vendor and the Principal Shareholders, threatened against the Vendor, specifically with respect to the Purchased Assets, or any of the Purchased Assets, before any court, tribunal, commission, board or other agency, whether federal, provincial or municipal and there are no grounds on which such action, suit or proceeding might be commenced with any reasonable likelihood of success.

7.12 Taxes

The Vendor has duly prepared and filed all federal, provincial, state, local and foreign Tax Returns, and has paid all Taxes due in respect of periods ending before the date hereof. There are no liens for Taxes upon the Purchased Assets, except for statutory liens for current taxes not yet due. The Vendor has deducted and paid to the appropriate Governmental Authorities all Taxes and other payroll source deductions as required by Applicable Law.

7.13 Employment and Employee Benefit Matters

Except for **[REDACTED]** and **[REDACTED]**, the Vendor has no employees or consultants (other than professional advisors) and is not:

(a) a party to or bound by or subject to any agreement or arrangement with respect to Employee Benefits relating to employees of the Purchased Business;

(b) in arrears in the payment of any amount, contribution or assessment required to be made by it to any employee; or

(c) liable or, to the knowledge of the Vendor alleged to be liable, for any damages to any employee of the Purchased Business of the Vendor resulting from the violation or alleged violation of any Applicable Law, agreement or arrangement with respect to Employee Benefits.

The Vendor has paid all Employee Benefits owing or accrued owing on the date hereof and has satisfied all of its obligations arising from or relating to the employment of any employees and the Vendor has no obligations to employees arising from or relating to their employment including but not limited to notice of termination, pay in lieu of notice of termination or severance pay.

7.14 Business in Compliance with Law

The Vendor is validly and properly registered, authorized or licensed under the appropriate laws of each and every jurisdiction in which the nature of the Purchased Business or the ownership of the Purchased Assets make such qualification necessary, except to the extent the failure to be so qualified would not have a material adverse effect on the Purchased Business or the Purchased Assets. The Vendor is in compliance in all material respects with all Applicable Laws relating to the conduct of the Purchased Business and of all terms and conditions of the licences and registrations. To the knowledge of the Vendor, there are not any proceedings in progress, pending or threatened which could result in the revocation, cancellation or suspension of any permits, licenses, registrations, certificates or authorizations of the Vendor.

7.15 Broker's Fees

No person acting on behalf of the Vendor has any valid claim against the Purchaser or the Purchased Assets for any broker's or finder's fee or similar compensation in connection with the transactions contemplated hereby. The Vendor shall indemnify, defend and hold the Purchaser harmless from and against any and all claims by any person alleging a right to a broker's or finder's fee from or through the Vendor.

7.16 All or Substantially All

The Purchased Assets constitute all or substantially all of the property that can reasonably be regarded as being necessary for the Purchaser to be capable of carrying on the Purchased Business as a business within the meaning of section 167 of the GST Legislation.

7.17 GST

The registration number pursuant to the GST Legislation of the Vendor is 13883662RM0001.

7.18 Residence of Vendor

The Vendor is not a non-resident of Canada within the meaning of the Tax Act.

7.19 Consents

No consents, approvals, permits or acknowledgements are required by the Vendor in connection with the completion of the transactions contemplated herein.

7.20 Securities Law Matters

The fair value of the Purchased Assets is not less than $150,000. Each of the Principal Shareholders is a shareholder of the Vendor.

ARTICLE 8
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER AND THE PURCHASER PARENT

The Purchaser and the Purchaser Parent hereby jointly and severally represent and warrant to the Vendor as set forth below and acknowledge that the Vendor is relying upon these representations and warranties in connection with the entering into of this Agreement.

8.1 Organization and Qualification

Each of the Purchaser and the Purchaser Parent is duly incorporated and organized and has the corporate power and authority to own or lease its property and assets and to carry on its business as now conducted by it.

8.2 Authority Relative to this Agreement

Each of the Purchaser and the Purchaser Parent has the requisite corporate power and authority to enter into this Agreement and to perform and carry out its obligations hereunder. The execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly authorized by the board of directors of the Purchaser and the Purchaser Parent, and no other corporate proceedings on the part of the Purchaser or the Purchaser Parent are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Purchaser and the Purchaser Parent and constitutes a legal, valid and binding obligation of the Purchaser and the Purchaser Parent enforceable against each of them in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general principles of equity.

8.3 All or Substantially All

Only for the purposes of matters relating to GST Legislation, the Purchased Assets constitute all or substantially all of the property that can reasonably be regarded as being

necessary for the Purchaser to be capable of carrying on the Purchased Business as a business within the meaning of section 167 of the GST Legislation.

8.4 GST

The registration number pursuant to the GST Legislation of the Purchaser is 120557145RT.

8.5 Ownership of Purchaser

The Purchaser Parent is the legal and registered owner of all of the issued and outstanding shares of the Purchaser.

8.6 Capital

The authorized capital of the Purchaser Parent consists of an unlimited number of preferred shares and common shares, of which 9,309,656 common shares, and no others, are issued and outstanding prior to giving effect to the transactions contemplated herein. Upon issue of the Payment Shares to the Vendor in accordance with Section 4.2(b), such Payment Shares shall be fully paid and non-assessable shares in the capital of the Purchaser Parent.

8.7 TSX Venture Exchange

The common shares of the Purchaser Parent are listed on the TSX Venture Exchange. The TSX Venture Exchange (the "**TSXV**") has conditionally approved the listing of the Payment Shares, subject to the conditions set forth in its approval letter.

8.8 Securities Law Matters

The fair value of the Purchased Assets is not less than $150,000. The Purchaser Parent has been a "reporting issuer" (as defined in the *Securities Act* (Alberta)) in the Province of Alberta for more than four months immediately preceding the date hereof.

8.9 Unsold Inventory

The Unsold Inventory is sold on an "as is - where is" basis and the Purchaser makes no representations, warranties, or conditions, either express or implied with respect to the Unsold Inventory including, without limitation, the merchantability of the Unsold Inventory, the quality or fitness for any particular purchase of the Unsold Inventory, or the conformity of the Unsold Inventory to any description, all as further set forth in Section 12.6 hereof.

ARTICLE 9
SURVIVAL OF REPRESENTATIONS AND WARRANTIES

9.1 Survival of Representations and Warranties of the Vendor

Subject to Section 16.4, the representations and warranties of the Vendor contained in this Agreement and in any agreement, certificate, affidavit, statutory declaration or other document delivered or given pursuant to this Agreement shall survive the Closing and shall continue in full force and effect for the benefit of the Purchaser, provided, however, that the Vendor shall not have any liability hereunder in respect of any representation and warranty unless a claim in respect thereof is made within the following time periods:

(a) in the case of a claim in respect of a representation or warranty relating to a matter other than a tax matter, such claim must be given to the Vendor on or prior to the date that is three years after the Closing Date; and

(b) in the case of a claim in respect of a representation or warranty relating to a Tax matter, other than a claim in respect of a misrepresentation made or fraud committed in filing a Tax Return or supplying information for the purposes of any applicable Tax Legislation, within a period commencing on the Closing Date and ending on the date on which the last applicable limitation period under any applicable Tax Legislation expires with respect to any taxation year which is relevant in determining any liability under this Agreement with respect to Tax matters;

provided, however that no claim in respect thereof shall be valid unless made in accordance with the provisions set forth in Article 16. The Vendor shall have no further liability to the Purchaser with respect to any representations and warranties, except in respect of claims which have been made in accordance with the provisions set forth above.

9.2 Survival of Representations and Warranties of the Purchaser

Subject to Section 16.4, the representations and warranties of the Purchaser contained in this Agreement or in any agreement, certificate, affidavit, statutory declaration or other document delivered or given pursuant to this Agreement shall survive the Closing and shall continue in full force and effect for the benefit of the Vendor, provided, however, that the Purchaser shall not have any liability hereunder in respect of any representation or warranty unless a claim in respect thereof is given to the Purchaser on or prior to the date that is three years after the Closing Date and in accordance with the provisions set forth in Article 16. The Purchaser shall have no further liability to the Vendor with respect to any representations or warranties, except in respect of claims which have been made in accordance with the provisions set forth above.

ARTICLE 10
COVENANTS OF THE VENDOR AND PRINCIPAL SHAREHOLDERS

10.1 Delivery of Books and Records

At the Closing Time or as soon as reasonably practicable after the Closing Time, the Vendor and the Principal Shareholders covenant and agree that the Vendor shall deliver to the Purchaser all Transferred Records (except to the extent the Vendor is required by law to retain records, in which case the Vendor shall deliver copies thereof), all of which shall become the property of the Purchaser as provided in this Agreement.

10.2 Non-Competition

(a) From the Closing Date through the third anniversary of the Closing Date, each of the Vendor and the Principal Shareholders covenants and agrees that except as contemplated in Article 6, it shall not, directly or indirectly, through or together with any other person or entity, in whole or in part (i) carry on or be involved with a business that is of a type comprising the Purchased Business, (ii) acquire a controlling interest in any entity that is in a business that is of a type comprising the Purchased Business (iii) solicit for employment any individual who is an employee of the Purchaser or any affiliate of the Purchaser or any successor or assign. For the avoidance of doubt, each of the Vendor and Principal Shareholders represent that, except as contemplated in Article 6, it has no intention of competing in the Non-Compete Business.

(b) The Vendor and Principal Shareholders acknowledge that their obligations under this Section are a material inducement to the Purchaser's execution and performance of this Agreement and that the restrictions contained in this Section are reasonable as to time, geographic area and scope of activity and do not impose a greater restraint than is necessary to protect the goodwill and other legitimate business interests of the Purchaser. If the provisions of this Section are found by a court of competent jurisdiction to contain unreasonable limitations as to time, geographic area or scope of activity, then such court is hereby directed to reform, such provisions to the minimum extent necessary to cause the limitations contained therein as to time, geographical area and scope of activity to be reasonable and enforceable. The Purchaser may, at any time and at its sole option, reduce the scope of this Section. The Vendor and the Principal Shareholders acknowledge that the Purchaser would be irreparably harmed by any violation of its obligations under this Section and that, in addition to all other rights or remedies available at law or in equity, the Purchaser will be entitled to seek injunctive and other equitable relief to prevent or enjoin any such violation.

10.3 Cooperation Regarding PC730 Model

Each of the Vendor and the Principal Shareholders covenant and agree that it shall reasonably cooperate with the Purchaser in completing the design of the Model PC730.

10.4 Arrangements Regarding Payments

Each of the Vendor and the Principal Shareholders covenant and agree to ensure that any payment which is received by the Vendor or the Principal Shareholders from and after the Closing Time in respect of the Purchased Business, including as carried on by the Purchaser after the Closing, but which has not been allocated to the Vendor hereunder, shall be paid to the Purchaser.

10.5 Domain Names

As of Closing, the Vendor shall cease to use the domain names being assigned and transferred as of the Closing to the Purchaser as part of the Intellectual Property rights pursuant hereto and shall further cease to use any signs, documentation, letterhead, business cards and other materials of whatsoever nature or form containing the domain names or any trade names, trade marks or logos that are transferred hereby to the Purchaser as part of the Intellectual Property.

10.6 Intellectual Property Registrations

The Vendor shall cooperate and assist the Purchaser, at the Purchaser's reasonable request, in respect of the recording of the transfer and assignment by the Vendor to the Purchaser of any Intellectual Property that is registered or with respect to which application for registration has been made and in respect of any transfer to the Purchaser of domain names.

ARTICLE 11
COVENANTS OF THE PURCHASER

The Purchaser hereby covenants and agrees with the Vendor as follows:

11.1 Tax Assistance

After Closing the Purchaser shall furnish or cause to be furnished to the Vendor, upon request, as promptly as practicable, such information (including access to the Transferred Records) and assistance relating to the Purchased Business or the Purchased Assets as is reasonably necessary for (i) the filing by the Vendor of any Tax Return, (ii) any proposed adjustment relating to Taxes of the Vendor or the Purchaser relating to the Purchased Business or the Purchased Assets, or (iii) the preparation for any audit.

11.2 Maintenance and Access to Records

The Purchaser agrees that it will retain all Transferred Records delivered to it by the Vendor and relating to any period ending on or prior to the Closing Date for a period of six years following the Closing Date. So long as such Transferred Records are retained by the Purchaser, the Vendor or their authorized representatives shall have reasonable access thereto upon no less than 3 Business Days notice in connection with the affairs of the Vendor relating to its Tax matters, but the Purchaser shall not be responsible or liable

to the Vendor for or as a result of any loss or destruction of or damage to any such books, or records or such other documents, information and files.

11.3 Arrangements Regarding Payments

Each of the Purchaser and the Purchaser Parent covenant and agree to ensure that any payment which is received by the Purchaser from and after the Closing Time, but which relates to the Purchased Business prior to the Closing Time, shall be paid to the Vendor.

ARTICLE 12
MUTUAL COVENANTS

The Vendor and the Purchaser hereby covenant and agree as follows:

12.1 Telephone Service

The Vendor and Purchaser agree to cooperate with each other in good faith to effect a smooth transition of telephone numbers and telephone service relating to the Purchased Business.

12.2 Electronic Mail

For a period of up to six (6) months after the date of Closing and at no cost to the Purchaser, the Vendor agrees to redirect any electronic mail addressed to any e-mail address of the Vendor in effect prior to the Closing.

12.3 Website

The Vendor and Purchaser agree to cooperate with each other in good faith to effect a smooth transition of e-mail addresses and the Vendor's website.

12.4 Contracts

The Vendor and Purchaser agree to cooperate with each other in good faith to effect a smooth transition of supplier and customer relationships governed by the Assigned Agreements.

12.5 Interest on Money Owed

Any amounts owed by one party to another hereunder shall bear interest at a rate of 5.0% per annum, calculated daily, from (but not including) the date on which payment of any amount is due to (and including) the date on which such payment is made.

12.6 Unsold Inventory

The Unsold Inventory is sold on an "as is - where is" basis and there are no representations, warranties or conditions, whether express or implied (by law or by equity), with respect to the Unsold Inventory including without limitation any representation, warranty or condition respecting the merchantability of the Unsold

Inventory, the quality or fitness for any particular purpose or the Unsold Inventory, the conformity of the Unsold Inventory to any description, or any warranty of title with respect to the Unsold Inventory other than as described in Section 8.9 hereof. The Vendor acknowledges that it has conducted its own independent inspection and investigation of the Unsold Inventory and is satisfied with the Unsold Inventory in all respects.

ARTICLE 13
PURCHASER'S CONDITIONS OF CLOSING

The obligation of the Purchaser and the Purchaser Parent to complete transactions contemplated herein, is subject to the satisfaction or waiver of the following conditions, each of which is hereby declared to be for the exclusive benefit of the Purchaser. The Vendor and the Principal Shareholders agree to use their commercially reasonable efforts to cause each of such conditions to be fulfilled and performed at or prior to the Closing Time.

13.1 Deliveries by the Vendor

The Vendor shall have delivered all documents to be delivered pursuant to Section 15.2 hereof.

13.2 Transfer of Purchased Assets

All necessary steps and proceedings of the Vendor shall have been taken to permit the Purchased Assets to be duly and regularly transferred to and, if applicable, registered in the name of the Purchaser.

13.3 Employment Agreements

The Purchaser shall have entered into employment agreements or consulting agreements with each of **[REDACTED]** and **[REDACTED]** on terms and conditions satisfactory to the Purchaser.

13.4 Releases

The Purchaser and the Purchaser Parent shall have obtained general releases from each of the Principal Shareholders, and from **[REDACTED]** and **[REDACTED]** on account of prior period Employee Benefit claims, in form and substance satisfactory to the Purchaser.

13.5 Completion of Distribution Transaction

The Vendor shall have completed a transaction whereby all of the right, title and interest of the Vendor in and to the Payment Shares shall have been transferred to the Principal Shareholders as an *in specie* dividend or distribution out of earnings or surplus of the Vendor, and pro rata to their ownership of securities of the Vendor.

13.6 Escrow Agreement

The Vendor and Each of the Principal Shareholders shall have entered into an escrow agreement (the "**Escrow Agreement**") among the parties hereto, whereby all of the documents, other instruments, deliveries and payments described in Section 15.2 will be held in escrow until final approval (the "**Final Approval**") has been received from the TSXV with respect to the listing of the Payment Shares.

13.7 TSXV Final Approval

The TSXV shall have issued its Final Approval in respect of the transactions contemplated hereby.

13.8 Non-Fulfilment of Conditions for the Benefit of the Purchaser

In the event that any condition set forth in this Article 13 is not satisfied at or prior to the Closing Time, the Purchaser may terminate this Agreement by written notice to the Vendor. If this Agreement is terminated in accordance with this Section 13.6, the parties shall have no further obligations under this Agreement provided, however that, subject to Article 16, no party shall be released from any liability on account of any breach of this Agreement arising prior to such termination, and provided further that the provisions of Sections 17.2, 17.4, 17.8 and Article 16 shall remain in full force and effect in accordance with their terms. The Purchaser may waive in whole or in part any non-fulfilled or non-performed condition without prejudice to the Purchaser's right of rescission in the event of the non-fulfilment and/or non-performance of any other condition in this Article 13. Any such waiver must be in writing to be binding on the Purchaser.

ARTICLE 14
VENDOR'S CONDITIONS OF CLOSING

The obligation of the Vendor to complete the transactions contemplated herein, is subject to the satisfaction or waiver of the following conditions, each of which is hereby declared to be for the exclusive benefit of the Vendor. The Purchaser and the Purchaser Parent covenant and agree to use their commercially reasonable efforts to cause each of such conditions to be fulfilled and/or performed at or prior to the Closing Time.

14.1 Deliveries by the Purchaser

The Purchaser shall have delivered all documents to be delivered pursuant to Section 15.2 hereof.

14.2 Escrow Agreement

The Purchaser and the Purchaser Parent shall have entered into the Escrow Agreement, whereby all of the documents, other instruments, deliveries and payments described in Section 15.2 will be held in escrow until the Final Approval has been received.

14.3 Non-Fulfilment of Conditions for the Benefit of the Vendor

In the event that any condition set forth in this Article 14 is not satisfied at or prior to the Closing Time, the Vendor may terminate this Agreement by written notice to the Purchaser. If this Agreement is terminated in accordance with this Section 14.2, the parties shall have no further obligations under this Agreement provided, however, that subject to Article 16, no party shall be released from any liability on account of any breach of this Agreement arising prior to such termination, and provided further that the provisions of Sections 17.2, 17.4, 17.8 and Article 16 shall remain in full force and effect in accordance with their terms. The Vendor may waive in whole or in part any non-fulfilled or non-performed condition without prejudice to the Vendor's right of rescission in the event of the non-fulfilment and/or non-performance of any other condition in this Article 14. Any such waiver must be in writing to be binding on the Vendor.

ARTICLE 15
CLOSING ARRANGEMENTS

15.1 Date, Time and Place of Closing

The completion (the "**Closing**") of the transactions contemplated hereby shall take place at 10:00 a.m. (Calgary time) on February 11, 2008 (the "**Closing Date**") at the offices of Fraser Milner Casgrain LLP in Calgary, Alberta at or at such other time, on such other date and/or at such other place as may be agreed upon by the parties hereto.

15.2 Closing Arrangements

At the Closing Time:

(a) the Vendor shall sell to the Purchaser the Purchased Business and the Purchased Assets and the Purchaser shall purchase the Purchased Business and the Purchased Assets from the Vendor, in accordance with this Agreement;

(b) the Vendor shall deliver, or cause to be delivered, to the Purchaser, the following:

(i) copies of all consents, assignments, acknowledgments relating to the sale of the Purchased Assets which were obtained prior to Closing;

(ii) subject to Section 10.1, the Transferred Records;

(iii) actual possession of the Purchased Assets;

(iv) a duly executed general conveyance for the Purchased Assets;

(v) a duly executed bill of sale, for the Purchased Assets;

(vi) duly executed bills of sale or a general conveyance in respect of the transfer of the Intellectual Property owned by the Vendor and an assignment or assignments in form and substance satisfactory to the

Purchaser of the Vendor's contracted or licensed rights in Intellectual Property owned by any third party and an assignment to the Purchaser of the Vendor's domain name and URL rights, all in form and substance satisfactory to the Purchaser;

(vii) other conveyance documents that the Vendor or the Purchaser considers desirable to convey the Purchased Assets;

(viii) an executed assignment, assumption and indemnity agreement giving effect to the provisions of Article 5;

(ix) the Note, duly executed by the Vendor giving effect to the provisions of Article 6;

(x) guarantees, duly executed by each of JSB Enterprises Ltd., **[REDACTED]** and **[REDACTED]** giving effect to the provisions of Article 6;

(xi) documentation in respect of the general security interest giving effect to the provisions of Article 6;

(xii) a duly executed Escrow Agreement;

(xiii) certified copies of a resolution of the shareholders of the Vendor and a resolution of the board of directors of the Vendor, approving the sale, transfer and assignment of the Purchased Assets and the completion of the other transactions contemplated hereunder and authorizing the Vendor to enter into this Agreement and each of the other agreements and documents contemplated hereunder; and

(xiv) any other documents required to be delivered by the Vendor to the Purchaser at Closing pursuant to this Agreement;

(c) the Purchaser shall immediately take control and possession of all of the Purchased Assets; and

(d) the Purchaser shall deliver, or cause to be delivered, to the Vendor, the following:

(i) the cash portion of the Purchase Price payable at Closing pursuant to Section 4.2(a)(i);

(ii) share certificates representing the Payment Shares issuable at Closing pursuant to Section 4.2(b)(i), duly registered as directed by the Vendor to give effect to the transaction contemplated hereby and the Distribution;

(iii) an irrevocable direction of registration and delivery in respect of the Payment Shares issuable pursuant to Section 4.2(b)(ii), in form and

substance satisfactory to the Purchaser Parent, that gives effect to the transactions contemplated hereby and the Distribution;

(iv) executed assignment, assumption and indemnity agreement giving effect to the provisions of Article 5;

(v) the License duly executed by the Purchaser giving effect to the provisions of Article 6;

(vi) a duly executed bill of sale, for the Unsold Inventory giving effect to the provisions of Article 6;

(vii) a duly executed Escrow Agreement;

(viii) a certified copy of a resolution of the board of directors of each of the Purchaser and the Purchaser Parent, approving and authorizing the Purchaser and Purchaser Parent to enter into this Agreement and each of the other agreements and documents contemplated hereunder; and

(ix) any other documents required to be delivered by the Purchaser to the Vendor at Closing pursuant to this Agreement.

ARTICLE 16
INDEMNIFICATION

16.1 Indemnification by Vendor and the Principal Shareholders

The Vendor and the Principal Shareholders shall, jointly and severally be liable to the Purchaser for all Indemnified Losses which the Purchaser may suffer, sustain, pay or incur, and shall indemnify and save harmless the Purchaser from and against all Indemnified Losses which may be brought against or suffered by the Purchaser or which the Purchaser may sustain, pay or incur, as a direct result of any act, omission, circumstance or other matter arising out of, resulting from, attributable to or connected with:

(a) any breach of any representation or warranty, obligation, covenant or agreement of the Vendor and the Principal Shareholders set forth in this Agreement or any agreement, certificate, affidavit, statutory declaration or other document delivered as given pursuant to this Agreement;

(b) unless constituting a liability to be assumed by the Purchaser as provided in Section 5.1, the assertion against the Purchaser of any liability of the Vendor or the Principal Shareholders;

(c) any assembly, sales or other activities contemplated in Article 6, including any sales of Unsold Inventory; and

(d) warranty obligations arising from sales of products and services by the Purchased Business completed prior to Closing or from sales by the Vendor contemplated in Article 6.

16.2 Indemnification by Purchaser

The Purchaser shall be liable to the Vendor for all Indemnified Losses which the Vendor may suffer, sustain, pay or incur, and shall indemnify and save harmless the Vendor from and against all Indemnified Losses which may be brought against or suffered by the Vendor or which the Vendor may sustain, pay or incur, as a direct result of any act, omission, circumstance or other matter arising out of, resulting from, attributable to or connected with:

(a) any breach of any representation or warranty, obligation, covenant or agreement of the Purchaser set forth in this Agreement or any agreement, certificate, affidavit, statutory declaration or other document delivered as given pursuant to this Agreement;

(b) the assertion against the Vendor of any claim or liability which arises from a liability to be assumed by the Purchaser as provided in Section 5.1; and

(c) the failure of the Purchaser to discharge those liabilities to be assumed by the Purchaser as provided in Section 5.1.

16.3 Procedure for Indemnification

A party claiming indemnification under Sections 16.1 and 16.2 (an "**Indemnitee**") shall give notice to the party or parties against which or against whom indemnification is claimed (an "**Indemnitor**") with reasonable promptness upon becoming aware of the claim or other facts upon which a claim for indemnification will be based. The notice shall set forth such information and be accompanied by such documentation with respect thereto as is then reasonably available to the Indemnitee.

16.4 Limitation on Rights or Remedies

After the Closing Time, and subject to Sections 4.5, 4.6, 5.1(a), 4.2(a)(ii), 4.2(a)(iii), 7.15, 17.1 and 17.8 and except for matters arising under Section 10.2, Article 6 or as provided in the assumption and indemnity agreement giving effect to the provisions of Article 5, this Article 16 sets forth the sole rights and remedies of each party in connection with any misrepresentation or breach of any representation or warranty contained in this Agreement made by any other party, or in any agreement, certificate, affidavit, statutory declaration or other document delivered or given pursuant to this Agreement, and the parties shall have no further right or remedy (whether legal, equitable, fiduciary or in tort) whatsoever, against the other parties, or their affiliates or their respective shareholders, directors, officers, servants, agents, advisors or employees in respect thereof.

16.5 No Merger of Legal Responsibilities

The liabilities and indemnities created in this Article 16 shall be deemed to apply to, and shall not merge in, all assignments, conveyance, transfer and other documents conveying any of the Purchased Assets to the Purchaser, notwithstanding the terms of such assignments, transfers, conveyances, novations and other documents, Applicable Law or any rule of law or equity to the contrary, and all such rules are hereby waived.

ARTICLE 17
MISCELLANEOUS

17.1 Trust, Liability and Indemnity

(a) To the extent, if any, that title to any of the Purchased Assets cannot be registered in the name of the Purchaser at any applicable registry as of the Closing Time, then the said title shall continue to be registered in the name of the Vendor, upon and subject to the condition that from the Closing Time the Vendor shall be deemed to hold such title in trust for the sole benefit of the Purchaser and to conduct all operations and other activities with respect to such Purchased Assets on behalf of and for the sole benefit of the Purchaser. The Purchaser ratifies, adopts and confirms all actions relative thereto that the Vendor takes or refrains from taking as trustee as directed and for the Purchaser in accordance with this Agreement with the intent and purpose that all such actions taken or refrained from being taken by the Vendor as directed by the Purchaser shall be deemed for all purposes as having been taken or refrained from being taken by and on behalf of and for the benefit of the Purchaser.

(b) In the event that, upon Closing:

(i) the Purchaser does not become recognized as a party to any Assigned Agreement or Permit from the Vendor, or

(ii) for any reason the legal (but not the beneficial) rights of the Vendor in and to any of the Purchased Assets are not transferred or assigned to the Purchaser as of the Closing Date,

then the Vendor shall serve as trustee for and on behalf of and for the sole benefit of the Purchaser with respect to the same and shall pay out to the Purchaser all benefits, payments and other receipts of any kind obtained by the Vendor in connection therewith immediately after such receipt without deduction or set off, and it is understood and agreed as and from the Closing Date that all beneficial rights in and to the affected Purchased Assets shall transfer to and be assumed by the Purchaser and the Vendor shall take or refrain from taking only such actions with respect thereto as the Purchaser shall direct.

17.2 Independent Legal Advice

The Vendor and each of the Principal Shareholders acknowledges that it, he or she, as applicable, has had full opportunity to review and consider the contents of this Agreement and to obtain adequate and independent legal advice with respect to this Agreement, prior to its execution by the Vendor and Principal Shareholders, as applicable. Further, the Vendor and each of the Principal Shareholders acknowledges and represents that it, he or she, as applicable, does execute this Agreement voluntarily with full knowledge of its terms and conditions.

17.3 Notices

(a) Any notice, direction or other instrument required or permitted to be given to any party hereto shall be in writing and shall be sufficiently given if delivered personally, mailed or transmitted by fax or other form of recorded communication tested prior to transmission to such party, as follows:

(i) in the case of the Vendor and Principal Shareholders, at:

Protec Manufacturing Inc.
#5, 3805 - 34th Street N.E.
Calgary, Alberta T1Y 6Z8

Attention: **[REDACTED]**
Fax: (403) 253-6287

(ii) in the case of the Purchaser and the Purchaser Parent, at:

Perfect Fry Corporation
9298 Horton Road, S.W.
Calgary, Alberta T2V 2X4

Attention: **[REDACTED]**
Fax (403) 255-1725

(b) Any such notice, direction or other instrument, if delivered personally, shall be deemed to have been given and received on the date on which it was delivered, provided that if such day is not a Business Day then the notice, direction or other instrument shall be deemed to have been given and received on the first Business Day next following such day; if mailed, shall be deemed to have been given and received on the third day after it was mailed, provided that if such day is not a Business Day then the notice, direction or other instrument shall be deemed to have been given and received on the first Business Day next following such day; and if transmitted by fax or other form of recorded communication, shall be deemed to have been given and received on the day of its transmission, provided that if such day is not a Business Day or if it is transmitted or received after the

end of normal business hours then the notice, direction or other instrument shall be deemed to have been given and received on the first Business Day next following the day of such transmission.

Any party hereto may change its address for service from time to time by notice given to the other parties hereto in accordance with the foregoing provisions.

17.4 Costs and Expenses

All costs and expenses (including, without limitation, the fees and disbursements of legal counsel, brokers and financial advisors) incurred in connection with this Agreement and the transactions herein contemplated shall be paid by the party incurring such costs and expenses.

17.5 Applicable Law/Entire Agreement

This Agreement shall be governed by the laws of the Province of Alberta and the laws of Canada applicable therein. Any disputes arising under this Agreement shall be subject to the exclusive jurisdiction of the courts of the Province of Alberta and each of the parties hereto hereby irrevocably attorns to the jurisdiction of the courts of such Province. This Agreement and all agreements and documents delivered pursuant hereto, constitute the entire agreement between the parties hereto with respect to the transactions herein contemplated and cancel and supersede any prior understandings, agreements, negotiations and discussions between the parties hereto with respect thereto. Time shall be of the essence of this Agreement.

17.6 Effect of Closing

Any provision of this Agreement which is capable of being performed after but which has not been performed at or prior to the Closing Time and all obligations, covenants and agreements contained in this Agreement or in any agreement, certificate, affidavit, statutory declaration or other document delivered or given pursuant to this Agreement, including, without limitation, the indemnities herein provided for, shall remain in full force and effect notwithstanding Closing.

17.7 No Partnership

Neither the execution of this Agreement nor the performance by a Party of any of its rights and obligations under this Agreement will create any partnership, joint venture, profit sharing arrangement or other association of any kind among the Parties.

17.8 Set Off

Notwithstanding anything to the contrary contained in this Agreement, the Purchaser may at any time and from time to time set off against or deduct from any amount due and payable by the Purchaser to the Vendor hereunder any and all amounts otherwise due and payable from the Vendor or the Principal Shareholders to the Purchaser pursuant to the terms of this Agreement (or any other document delivered pursuant hereto).

17.9 Further Assurances

Each Party shall from time to time execute and deliver or cause to be executed and delivered all such further documents and instruments and do or cause to be done all such further acts and things as the other Party may, before or after the Closing Time, reasonably require as being necessary or desirable in order to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement or any provision hereof.

17.10 Counterparts/Parties

This Agreement may be executed by facsimile in two or more counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same agreement. This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, successors, administrators and permitted assigns.

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto.

JSB ENTERPRISES LTD.

By: *"Signed"*

AUGUST ELECTRONICS INC.

By: *"Signed"*

"Signed"
Witness

PROTEC MANUFACTURING INC.

By: *"Signed"*

JAD MANAGEMENT CORP.

By: *"Signed"*

"Signed"
[REDACTED]

CARDEY MANAGEMENT CORP.

By: *"Signed"*

PERFECT FRY CORPORATION

By: *"Signed"*

By: *"Signed"*

PERFECT FRY COMPANY LTD.

By: *"Signed"*

SCHEDULE 1

LIST OF EQUIPMENT

[REDACTED]

SCHEDULE 2

ASSIGNED AGREEMENTS

1. P-68 Manufacturing Contract between **[REDACTED]** and Protec Manufacturing Ltd. dated January 9, 2008; and

2. Non-Disclosure and Confidential Information between **[REDACTED]** and Protec Manufacturing Ltd. dated January 16, 2008.

SCHEDULE 3
INTELLECTUAL PROPERTY

[REDACTED]

SCHEDULE 4

INVENTORY

[REDACTED]

SCHEDULE 5

ALLOCATION OF PURCHASE PRICE

[REDACTED]

NOTICE OF WAIVER AND SATISFACTION OF CONDITION

To: Protec Manufacturing Inc. (the "**Vendor**")

Reference is hereby made to the asset purchase and sale agreement (the "**Agreement**") dated February 20, 2008 among Protec Manufacturing Inc., Perfect Fry Company Inc. (the "**Purchaser**"), Perfect Fry Corporation, JSB Enterprises Ltd., **[REDACTED]**, August Electronics Inc., Cardey Management Corp. and JAD Management Corp.

The Purchaser hereby advises that the condition set forth in section 13.3 of the Agreement has been waived.

DATED this 20th day of February 2008.

PERFECT FRY COMPANY LTD.

By: *"Signed"* ______________________

3011283_1

PERFECT FRY CORPORATION
CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED OCTOBER 31, 2007 AND 2006

MANAGEMENT'S REPORT TO THE SHAREHOLDERS

The accompanying consolidated financial statements and all information in the Annual Report are the responsibility of management. The consolidated financial statements have been prepared by management in accordance with the accounting policies in the notes to the consolidated financial statements. In the opinion of management, the consolidated financial statements have been prepared within acceptable limits of materiality and are in accordance with Canadian generally accepted accounting principles appropriate in the circumstances. The financial information elsewhere in the Annual Report has been reviewed to ensure consistency with that in the consolidated financial statements.

Management maintains appropriate systems of internal control. Policies and procedures are designed to give reasonable assurance that transactions are properly authorized, assets are safeguarded and financial records properly maintained to provide reliable information for the preparation of consolidated financial statements.

The consolidated financial statements have been further examined by the Board of Directors and by its audit committee which meets regularly with the auditors and management to review the activities of each. The audit committee, which is comprised of three independent directors, reports to the Board of Directors.

Dart Bryant, an independent firm of chartered accountants, has been engaged to audit the consolidated financial statements in accordance with Canadian generally accepted auditing standards and provide an independent auditors' opinion.

Gary G. Calderwood
President and Chief Executive Officer

PERFECT FRY CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED OCTOBER 31, 2007 AND 2006

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Perfect Fry Corporation as at October 31, 2007 and 2006 and the consolidated statements of operations and retained earnings and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion these consolidated financial statements present fairly in all material respects, the financial position of the Company as at October 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Dart Bryant

Dart Bryant Chartered Accountants

Calgary, Canada
February 19, 2007

PERFECT FRY CORPORATION
CONSOLIDATED BALANCE SHEETS
OCTOBER 31, 2007 AND 2006

ASSETS

	2007	2006
	$	$
CURRENT ASSETS		
Accounts receivable	744,819	716,020
Inventories (Note 2)	1,257,937	1,290,575
Prepaid expenses	18,652	34,586
	2,021,408	2,041,181
PROPERTY, PLANT AND EQUIPMENT (Note 3)	1,309,184	1,326,232
DEFERRED PRODUCT DEVELOPMENT COSTS (Note 4)	1,253,486	1,311,758
	4,584,078	4,679,171

LIABILITIES AND SHAREHOLDERS' EQUITY

	2007	2006
CURRENT LIABILITIES		
Bank indebtedness (Note 5)	173,104	100,583
Accounts payable and accrued liabilities	309,757	378,154
Current portion of long term debt (Note 6)	28,537	26,858
	511,398	505,595
LONG TERM DEBT (Note 6)	656,225	684,834
SHAREHOLDERS' EQUITY		
Share capital (Note 7)	1,389,621	1,405,371
Retained earnings	2,026,834	2,083,371
	3,416,455	3,488,742
	4,584,078	4,679,171

Commitment (Note 8)
Subsequent Event (Note 13)

ON BEHALF OF THE BOARD:

Director

Director

PLEASE SEE NOTES

PERFECT FRY CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
YEARS ENDED OCTOBER 31, 2007 AND 2006

	2007 $	2006 $
REVENUE (Note 9)	3,815,007	4,258,899
EXPENSES		
Cost of Goods, Selling and Administration	3,489,509	3,792,500
Interest		
Long term debt	40,700	38,974
Other	39,264	26,016
Amortization		
Property, plant and equipment	79,801	84,891
Deferred product development costs	58,893	30,327
Foreign exchange loss	151,426	5,908
Total expenses	3,859,593	3,978,616
NET (LOSS) EARNINGS	(44,586)	280,283
Changes in other comprehensive income	-	-
COMPREHENSIVE INCOME	(44,586)	280,283
RETAINED EARNINGS, beginning of year	2,083,371	1,811,240
Premium on acquisition of common shares (Note 7)	(11,951)	(8,152)
Accumulated Other Comprehensive Income	-	-
RETAINED EARNINGS, end of year	2,026,834	2,083,371
EARNINGS PER SHARE (Basic and Diluted – Note 7)	0.00	0.03

PLEASE SEE NOTES

PERFECT FRY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED OCTOBER 31, 2007 AND 2006

	2007	2006
	$	$
CASH PROVIDED BY (USED IN):		
OPERATIONS		
Net (loss) earnings	(44,586)	280,283
Items not affecting cash		
Amortization of property, plant and equipment	79,801	84,891
Amortization of deferred product development costs	58,893	30,327
	94,108	395,501
Changes in non-cash working capital		
Accounts receivable	(28,799)	31,280
Inventory	32,638	(367,152)
Prepaid expenses	15,934	(24,475)
Accounts payable and accrued liabilities	(68,397)	129,553
	(48,624)	(230,794)
	45,484	164,707
INVESTING		
Additions to property, plant and equipment	(62,753)	(26,129)
Additions to deferred product development costs	(621)	(124,803)
	(63,374)	(150,932)
FINANCING		
Repayment of long term debt	(26,930)	(26,658)
Acquisition of common shares (Note 7)	(27,701)	(16,327)
	(54,631)	(42,985)
DECREASE IN CASH	(72,521)	(29,210)
CASH, beginning of period	(100,583)	(71,373)
CASH, end of period	(173,104)	(100,583)
Cash Consists of:		
Cash and cash equivalents	-	-
Bank indebtedness	(173,104)	(100,583)
	(173,104)	(100,583)
Note:		
Interest paid	79,964	64,990
Income taxes paid	-	-

PLEASE SEE NOTES

PERFECT FRY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED OCTOBER 31, 2007 AND 2006

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's consolidated financial statements, which are prepared in accordance with Canadian generally accepted accounting principles, reflect the ongoing operations of Perfect Fry Corporation, which performs management duties, Perfect Fry Company Ltd., which manufactures deep-fryers for the food equipment industry and Perfect Fry Holdings Ltd. which owns the land and building out of which the Company operates.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash and short term market investments with original maturities less than three months.

Inventories

Inventories are recorded at the lower of cost and net realizable value. Cost is determined using the weighted average method and includes material, direct labour and overhead.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Amortization is provided as follows:

Building	4% declining balance method
Office and equipment	20% to 30% declining balance method

The Company reviews property, plant and equipment for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Deferred Product Development Costs

Product development costs are expensed to operations unless they meet specific criteria related to technical, market and financial feasibility, in which case they are deferred and amortized on a straight-line basis over ten years or over estimated units of sale. Research costs are expensed as incurred.

The Company reviews deferred product development costs for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Income Taxes

The Company utilizes the liability method of tax allocation for accounting for income taxes. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities, and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Earnings Per Share

Basic and diluted earnings per share are calculated using the weighted average number of common shares outstanding during the year.

PERFECT FRY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)
YEARS ENDED OCTOBER 31, 2007 AND 2006

1. SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

Measurement Uncertainty

The accounting process requires that management make, and periodically review, a number of estimates including the following more significant assessments of the:
-net realizable value of accounts receivable and inventories;
-net recoverable value of property, plant and equipment and deferred product development costs;
-economic useful life of long lived assets for purposes of calculating amortization; and
-realization of future tax assets.
Actual results may differ from these estimates.

Foreign Exchange

Foreign currency transactions are translated into Canadian dollars using the average rate for the month in which the transaction occurred. Balance Sheet monetary items are translated at the rate at the balance sheet date. All translation gains and losses are included in the determination of net earnings.

Basis of Revenue Recognition

Revenue is derived from the sale and service of the Company's patented counter-top deep fryers, filters, parts and accessories. Sales are recorded on ship date, and are made to approved distributors under terms of FOB factory, with payment terms ranging from 1 month to 24 months. Service revenue is recorded at the time the service is provided. We provide for estimated warranty costs. Additional revenue is derived from the rental of excess building capacity and is categorized as other income (see Note 9).

Changes in Accounting Policies

New Accounting Standards Adopted

Effective November 1, 2005 the company adopted the new CICA handbook Section: 3831, Non-Monetary Transactions. The company determined there was no effect on the prior year for the implementation of this standard.

Effective November 1, 2006 the company adopted the new CICA handbook Sections: 1530, Comprehensive Income, 3251, Equity, 3855 Financial Instruments - Recognition and Measurement and 3865, Hedges and all the related consequential amendments including 1506, Accounting Changes, 1651, Foreign Currency Translation, 3051, Investments and 3861, Financial Instruments - Disclosure and Presentation. These changes in accounting policy were applied retroactively without restatement of comparative financial statements. There were no material adjustments at November 1, 2006 as a result of adopting the new CICA handbook sections. In subsequent periods, the gain or loss on derivative foreign exchange contracts will be calculated based on the difference between the Bank of Canada exchange rate and the foreign exchange contract rate and recognized in net income for the period. All other financial assets and liabilities are classified and measured as follows:

Asset/Liability	Classification	Measurement
Bank indebtedness	Held for trading	Fair value
Accounts receivable	Loans and receivables	Amortized cost
Accounts payable	Other liabilities	Amortized cost
Long term debt	Other liabilities	Amortized cost

New Accounting Standards Not Yet Adopted

Effective November 1, 2007 the company will adopt the new CICA handbook Sections; 1400, General Standards of Financial Statement Presentation, 1535, Capital Disclosures, 3031, Inventories, 3862, Financial Instruments - Disclosures and 3863, Financial Instruments - Presentation. The company is presently evaluating the impact of these new standards.

PERFECT FRY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)
YEARS ENDED OCTOBER 31, 2007 AND 2006

1. SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

Comparative Amounts

Certain of the comparative amounts have been reclassified to conform with the current year presentation.

2. INVENTORIES

	2007 $	2006 $
Finished goods	480,524	472,080
Work in progress	-	100,416
Parts	777,413	718,079
	1,257,937	1,290,575

3. PROPERTY, PLANT AND EQUIPMENT

October 31, 2007	Cost $	Accumulated Amortization $	Net Book Value $
Land	400,000	-	400,000
Building	860,393	135,745	724,648
Office and equipment	739,264	554,728	184,536
	1,999,657	690,473	1,309,184

October 31, 2006	Cost $	Accumulated Amortization $	Net Book Value $
Land	400,000	-	400,000
Building	841,786	105,939	735,847
Office and equipment	695,118	504,733	190,385
	1,936,904	610,672	1,326,232

4. DEFERRED PRODUCT DEVELOPMENT COSTS

	2007 $	2006 $
Deferred product development costs	2,445,676	2,445,055
Accumulated amortization	(1,192,190)	(1,133,297)
	1,253,486	1,311,758

PERFECT FRY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)
YEARS ENDED OCTOBER 31, 2007 AND 2006

5. BANK INDEBTEDNESS

The Company has access to a bank operating credit facility of $1,000,000 (2006 - $1,000,000). Advances under this facility bear interest at prime plus .50% per annum and are secured by the operating assets of the business.

6. LONG TERM DEBT

The mortgage payable is to the Community Credit Union and is amortized over a 20 year term. The mortgage was renewed for a five year term, maturing February, 2011 and is repayable in monthly amounts of $5,636 (2006 - $5,636) which includes interest at 5.89% (2006 – 5.89%). The mortgage is secured by the land and building (Note 3), an assignment of rents, a general security agreement over specific assets and an assignment of insurance.

	2007 $	2006 $
Mortgage payable	684,762	711,692
Current portion	(28,537)	(26,858)
Long term debt	656,225	684,834

Principal repayments on the mortgage are as follows assuming future renewals at current rates:

	$
2008	28,537
2009	30,243
2010	32,050
2011	33,966
2012	35,996
2013 and thereafter	523,970
	684,762

PERFECT FRY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)
YEARS ENDED OCTOBER 31, 2007 AND 2006

7. SHARE CAPITAL

Authorized

Unlimited number of preferred and common shares.

Issued Common Shares

Years ended October 31	2007	2007	2006	2006
Issued and outstanding at beginning of period	9,414,656	$1,405,371	9,469,156	$1,413,546
Acquired and cancelled	(105,000)	(15,750)	(54,500)	(8,175)
Issued and outstanding at end of period	9,309,656	$1,389,621	9,414,656	$1,405,371

Earnings per share

	Income (numerator)		*Shares (denominator)*		*Per share amount*	
For the year ended October 31,	2007	2006	2007	2006	2007	2006
Basic (loss) earnings per share	(44,586)	280,283	9,321,324	9,442,766	$0.00	$0.03
Diluted (loss) earnings per share	(44,586)	280,283	9,321,324	9,442,766	$0.00	$0.03

Normal Course Issuer Bid

Under the terms of a normal course issuer bid commenced on January 1, 2006, the Company acquired 105,000 shares at a total net cost of $27,701 during the fiscal year ended October 31, 2007. The excess of total net cost of the shares acquired over their historical cost, being $11,951, has been charged to retained earnings for the year ended October 31, 2007.

8. COMMITMENT

The Company has an office equipment lease requiring payments of $458 per month until December 2009.

9. REVENUE

The Company's operations are conducted in one business segment; however the products and services are sold in a number of very different geographic markets. A summary of the Company's revenue by geographic area follows:

Revenue for the years ended October 31	**2007**	**2006**
	$	**$**
USA	2,418,723	2,779,890
Canada	719,099	829,744
International	629,549	598,025
	3,767,371	4,207,659
Other income	47,636	51,240
	3,815,007	4,258,899

During the years ended October 31, 2007 and 2006, no customer accounted for more than 10% of the Corporation's revenue other than as disclosed in Note 11.

PERFECT FRY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)
YEARS ENDED OCTOBER 31, 2007 AND 2006

10. FINANCIAL INSTRUMENTS

Financial instruments of the Company include cash and cash equivalents, accounts receivable, forward exchange contracts (from time to time), accounts payable, accrued liabilities and long term debt.

Policy - Management controls the risks associated with financial instruments by a number of policies and practices which focus on management of credit risk, foreign exchange risk and interest rate risk. See below for specific discussion.

Credit Risk - All credit risk is within the food service industry and is spread among many customers in many countries. The Company performs ongoing credit evaluations of the customers and maintains allowances for potential credit losses which, when realized, have been within the range of management expectation. The Company does not at present take collateral for any of its trade receivables.

Foreign Exchange Risk - The Company earns a significant portion (63% in Fiscal 2007, 66% in Fiscal 2006) of its operating revenues in US dollars and as such, variations in exchange rates affect the Company's operating and financial results. The Company mitigates these risks utilizing foreign exchange contracts (not considered hedges). On October 12, 2006, the Company entered into a foreign exchange contract to sell $250,000 US dollars over a six month period at a rate of 1.1281 USD/CAD. The Company has completed this contract.

Interest Rate Risk - The Company has interest bearing loans on which general interest rate fluctuations apply (note 5). The Company also has long term loans which were committed to an original 5 year term (note 6).

Fair Values - The fair values of current financial instruments are estimated to approximate their carrying values due to their short term maturities. The fair values of non current financial instruments are estimated using discounted cash flow analysis based on the Company's current borrowing rates. There is no material difference between the carrying value and the fair value for long term debt.

11. RELATED PARTY TRANSACTIONS

Certain directors are also distributors. Revenue arising from transactions with these distributors was $470,927 for the year ended October 31, 2007 (2006 - $564,038). Amounts due from these distributors, which has arisen from the sale of product referred to above, was $100,466 and $71,226 at October 31, 2007 and 2006 respectively. All sales to these distributors are in the normal course of operations, measured at the exchange amount which is at fair value and are subject to normal sales terms.

PERFECT FRY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)
YEARS ENDED OCTOBER 31, 2007 AND 2006

12. INCOME TAXES

The provision for income taxes differs from that which would be expected by applying statutory rates. A reconciliation of the differences is as follows:

	2007 $	2006 $
Net (loss) earnings	(44,586)	280,283
Combined Federal and Provincial income tax rate	32.12%	32.49%
Computed income tax provision	(14,321)	91,064
Increase (decrease) resulting from		
Change in valuation allowance (including rate changes but excluding ITC's)	84,767	(88,579)
ITC's utilized- net	(72,960)	(6,546)
Non-deductible amortization and expenses	2,514	4,061
Net provision for income taxes	-	-

The Company has operating losses for income tax purposes which may be carried forward to reduce taxable income in future years. The Company also qualifies for ITC's (investment tax credits) on eligible expenditures on account of scientific research and experimental development. The Company has not recorded the benefit of ITC's, as in the Company's judgement, the Company does not have reasonable assurance that the Company will realize the ITC's. The losses and ITC's expire as follows:

	2007	
	Operating Losses $	ITC's $
2009	24,000	20,000
2012		28,000
2013		43,000
2014		50,000
2015		65,000
2016	9,000	34,000
2017	223,000	7,000
	256,000	247,000

Significant components of the Company's future tax assets as of October 31, 2007 at 32.12% and 2006 at 32.49% are as follows:

	2007 $	2006 $
Operating losses carried forward	82,000	11,000
Tax values of assets in excess of accounting values	263,000	248,000
Capital losses carried forward	137,000	138,000
Total future tax assets	482,000	397,000
Valuation allowance	(482,000)	(397,000)
Net future tax assets	-	-
Investment tax credits not recorded	247,000	305,000

PERFECT FRY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)
YEARS ENDED OCTOBER 31, 2007 AND 2006

13. SUBSEQUENT EVENT

Subsequent to year end, the Company signed a memorandum of understanding to acquire certain assets from a private Calgary based company. These assets will allow the Company to design, manufacture and sell hot air popcorn machines worldwide.

The total consideration of $245,000 is comprised of $125,000 cash and 600,000 common shares valued at $0.20 per share which is discounted from the average market price of $0.23 per common share for the period from December 18, 2007 to February 19, 2008. In addition to the initial consideration, contingent consideration of $100,000 may be payable between November 1 and November 30, 2009 and a further $75,000 may be payable between November 1 and November 30, 2010 if certain sales targets are met during the twelve months ended October 31, 2009 and October 31, 2010 respectively. The Company has also agreed to issue a further 600,000 common shares on November 1, 2008 provided certain product design requirements are met. These shares, if issued, will be valued based on the average market price of the Company's common shares for the period October 24, 2008 to October 31, 2008. The Company will allocate contingent consideration, if any, to intangible assets.

The following table summarizes the estimated fair value of the assets acquired. The intangible assets acquired consist primarily of patents, trademarks and trade names. The allocation of the purchase price is preliminary and subject to refinement.

	$
Inventories	167,048
Property, plant and equipment	13,481
Intangible assets	64,471
Net assets acquired	245,000
Total consideration	245,000

END